2/10

04024480

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Financiero Inbursa

*CURRENT ADDRESS Paseo de las Palmas No. 736
Lomas de Chapultepec
11000 Mexico, D.F.

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FILE NO. 82- 4243 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]
DAT : 4/20/04

INBURSA
Grupo Financiero
Diferencia a tu favor

Annual Report

2002

TO LEAD IN THE MEXICAN FINANCIAL SYSTEM IN TERMS OF GROWTH WITH PROFITABILITY IN BENEFIT OF OUR CLIENTS, EMPLOYEES AND SHAREHOLDERS.

VISION

A FINANCIAL GROUP COMMITTED TO MEXICO, CREATED TO EFFICIENTLY MANAGE AND INCREASE OUR CLIENTS ASSETS AND SHAREHOLDERS' EQUITY.

VALUES

- Commitment to Mexico
- Integral development of personnel
- Reliability
- Integrity and commitment
- Long-term vision
- Austerity

KEY CAPACITIES

- Operative efficiency
- Flat structure with excellent communication and clear leadership
- Openness
- Focus on results
- Clear business approach
- Good risk selection

Contents


www.inbursa.com
Creamos
en México
INBURSA
Grupo Financiero
Diferencia a tu favor

Selected Figures

Stockholders' equity
(CNBV GAAP Millions of Mexican Pesos)


28,737.8*
26,334.1
2002

Stockholders' equity
(US GAAP Millions of US Dollars)


2,837.6
2,716.9*
2001
2002

* In 2002, **GFI** shares were repurchased at MX$329.8 million.

Net Income
(CNBV GAAP Millions of Mexican Pesos)


2,627.7
1,581.5
2002

Net Income
(US GAAP Millions of US Dollars)


311.5
311.2
2001
2002

Net Profit by Business Line*
(Jan-Dec ´02)


37%
26%
25%
12%
Commercial Banking
Asset Management
Investment Banking
Insurance and Bonds

* This amount did not include extraordinary revenue from cancelled deferred taxes of MX$1.8 billion.

Selected Figures

(Millions of Mexican Pesos as of December 2002)

	CNBV GAAP (Millions of Mexican Pesos)			US GAAP (Millions of US Dollars)		
Total assets	2001	2002	Chg %	2001	2002	Chg %
Grupo Financiero	57,066.2	64,181.2	12%	8,537.1	9,764.1	14%
Banco Inbursa	52,390.3	58,580.7	12%	5,874.9	6,789.8	16%
Seguros Inbursa	22,734.5	26,336.5	16%	2,461.9	2,728.1	11%
Operadora Inbursa	796.1	424.7	-47%	82.2	45.2	-45%
Inversora Bursátil	924.8	931.6	1%	93.9	91.6	-2%
Fianzas Guardiana Inbursa	651.0	679.6	4%	67.1	65.5	-2%
Stockholders' equity	2001	2002	Chg %	2001	2002	Chg %
Grupo Financiero	26,334.1	28,737.8	9%	2,837.6	2,717.0	-4%
Banco Inbursa	21,961.6	23,425.6	7%	2,212.0	1,999.0	-10%
Seguros Inbursa	3,037.8	3,299.7	9%	477.4	511.4	7%
Operadora Inbursa	305.6	405.9	33%	31.6	38.9	23%
Inversora Bursátil	678.6	738.1	9%	69.5	70.1	1%
Fianzas Guardiana Inbursa	308.4	348.1	13%	42.4	47.7	13%
Net Income	2001	2002	Chg %	2001	2002	Chg %
Grupo Financiero	1,581.5	2,627.7	66%	311.5	311.2	0%
Banco Inbursa	1,151.8	2,157.5	87%	181.8	179.3	-1%
Seguros Inbursa	116.8	266.4	128%	94.8	99.1	5%
Operadora Inbursa	102.4	100.3	-2%	11.5	12.0	4%
Inversora Bursátil	156.3	59.1	-62%	17.5	9.3	-47%
Fianzas Guardiana Inbursa	58.4	38.1	-35%	6.2	9.3	50%

(Dec ´02)	INBURSA	MARKET AVERAGE
Tier 1 Capital ratio (bank)	31.0%	13.8%
Non performing loans/Total Portfolio (bank)	1.7%	4.6%
Reserves / Non performing loans (bank)	5.2	1.4
Combined Ratio (insurance)	95.6%*	98.6%
Investments/Reserves (insurance)	1.06	0.98
Operating Expense / Financial Margin + Other Income (Banking)	38.7%	93.1%
Operating Costs/Retained premiums (insurance)	3.9%	11.4%

* Without considering the effects of the Inbursa CT account.

Millions of Mexican Pesos	2001	2002	Chg %
Assets under Management	32,866.7	45,504.3	38%
Assets in Custody	682,865.5	616,333.1	-10%

Clients	6.4 MM
Employees	3,612
ATM´s	664
Points of Electronic Money Transactions	180,000
Points of Sale	162
Sales Force	6,596
Call Center	

Organizational chart



Grupo Financiero Inbursa
28,737.8
Banco Inbursa
23,425.6
100%
Afore Inbursa
94%
100%
Operadora Inbursa
405.9
100%
74%
16%
10%
Sinca Inbursa
Seguros Inbursa
3,299.7
100%
Auto-financiamiento Inbursa
100%
Fianzas Guardiana Inbursa
348.1
100%
Patrimonial Inbursa
100%
Inversora Bursátil
738.1
100%
Chamapa - La Venta
100%
Arrendadora Inbursa
39.1
100%

Note: These figures represent the stockholders' equity of each company and are expressed in millions of pesos of purchasing power as of December 2002.

Report to the shareholders

Economic Environment

In 2002, the GDP in Mexico increased just 0.9%, in spite of the increase in oil production. This was due to a general lack of activity in the internal sector of the economy (the main source of employment) and the economic recession in the world's main markets: the United States and Europe. These problems were tackled with the introduction of anti-cyclic Neo-Keynesian policies, particularly in the USA.

The National Consumer Price Index (NCPI) increased 5.7% with regard to the end of 2001, 1.2 percentage points over the target set in the General Economic Policy Criteria (GEPC). The difference is due mainly to three factors: 1) a continuous increase in public sector service prices; 2) a cut in the electricity rates subsidy; and 3) the increase in price of gas derived, based on the international price of oil.

The average interest rate for 28-day Treasury Certificates (CETES) was 7.1% (an-all time low), four percentage points below the rate for 2001. On the other hand, the Equilibrium Inter-Bank Interest Rate (EIIR) reached an average of 8.2%, compared with 12.8% the previous year. The government and private companies were in a position to issue long-term fixed-rate bonds under favorable conditions.

The balance of trade deficit decreased from US$9.95 billion in 2001 to US$7.99 billion in 2002, a drop of 19.7%. This reduction was mainly explained by the increased oil revenue and the lack of economic activity that limited the demand for imports. We should mention the surplus of US$36.24 billion with the United States and the contrasting deficit of US$24.57 billion with Asia and US$11.40 billion with the European Union in 2002; this will surely improve due to a 12.8% devaluation of the Mexican peso against the U.S. dollar and a 33.4% devaluation against the euro at the end of the year. This will provide a good opportunity for efficiently replacing imports and increasing the competitiveness of our economy.

In the light of the current foreign trade situation, the country should concentrate more on the internal market, mainly by increasing investment in the housing, gas, highway, electricity and water sectors. The majority of these projects are self-financing in Mexican pesos and this would make a substantial contribution to growth in the GDP, particularly with regard to creating jobs and increasing tax revenue. Nevertheless, public expenditure would have to be strictly controlled, bank loans reactivated, and foreign trade must not be neglected.

Grupo Financiero Inbursa

The progress of **Grupo Financiero Inbursa's** integration strategy was shown in the consolidation of the database, the crossed sale of products, merging the administration and IT departments, and consolidating infrastructure, including the launching platform for the first smart card in Mexico that will replace coins and bills.

This integration strategy has made **Grupo Financiero Inbursa** stand out as a Mexican financial institution that operates efficiently and that offers a range of improved and different integral products and services that tailor for our customers' specific needs. This will enable us to continue expanding our current customer base of over 6 million and consolidate our relationship with them.

As part of its strategy to penetrate the retail market, **Grupo Financiero Inbursa** launched the **Inbursa CT** account nationwide in 2002, a checking account that pays interest at Cete's rates. The high return on this account is an example of how our integration strategy has benefited our customers, and by the end of December the overall balance in these accounts amounted to MX$4.74 billion.

In 2002, the **Banco Inbursa** credit portfolio increased by 37.8% in real terms, when compared with the same period of the previous year, without the strict risk selection criteria being altered. Therefore, by December 2002, **Banco Inbursa's** market share in commercial loans was 13.3%, as compared with 10.2% in 2001.

Seguros Inbursa accounted for total premiums of MX$17.56 billion. If we consider the **Inbursa CT** account that was transferred to **Banco Inbursa** in December, and the change that the Mexican Social Security Institute made in pensions, which had a very negative effect on the sector, **Seguros Inbursa** grew by 13% in real terms. We would like to point out that **Inbursa** is the leader in pensions, with 20.7% of the market share.

As far as retirement funds are concerned, **Afore Inbursa** registered 837,495 new contributors in 2002, making a total of 1,933,297. Its single commission scheme, for which contributors' savings are not debited, and the actual yield of the fund make it one of the most attractive options on the market. The amount deposited in Siefore increased from MX$19.30 billion pesos in December 2001 to MX$23.51 billion pesos in December 2002.

The talent and dedication of our employees mean that **Grupo Financiero Inbursa** is in a position to actively offer an attractive option backed up by one of the three most important capitals, a key factor for continuous growth in yield to the benefit of the savings of our customers and associates, whom we thank for placing their trust in us. What this means in overall terms is that a Mexican bank can now compete against international banks, so that the banking sector may assume its role of supporting development in Mexico.



Marco Antonio Slim Domit
Chairman of the Board

Board of Directors

Non-independent Directors

Propietary Members
- Carlos Slim Helú (Chaiman Emeritus)
- Marco Antonio Slim Domit (Chairman)
- Eduardo Valdés Acra (Vice-Chairman)

Alternate Members
- Humberto Gutiérrez-Olvera Z
- Héctor Slim Seade
- Javier Foncerrada Izquierdo

Independent Directors

Propietary Members
- Agustín Franco Macías
- Claudio X. González Laporte
- Juan Antonio Pérez Simón
- David Ibarra Muñoz

Alternate Members
- Guillermo Gutiérrez Saldívar
- Ángeles Espinosa Yglesias
- Fernando G. Chico Pardo
- José Kuri Harfush
- Antonio Cosío Pando

Statutory Auditors

Propietary:
Alberto Tiburcio Celorio

Alternate:
Esteban Ailloud Peón del Valle

Secretary

Raúl H. Zepeda Ruiz

Chieff Executive Officers

Grupo Financiero Inbursa	Marco Antonio Slim Domit New to GFI: 1992
Afore Inbursa	Sandra Sosa Nasta New to GFI: 1996
Banco Inbursa	Javier Foncerrada Izquierdo New to GFI: 1992
Fianzas Guardiana Inbursa	Alfredo Ortega Arellano New to GFI: 1991
Inversora Bursatil	Eduardo Valdés Acra New to GFI: 1986
Operadora Inbursa	Guillermo Robles Gil Orvañanos New to GFI: 1992
Seguros Inbursa	José A. Morales Morales New to GFI: 1992

Board Curricula

CARLOS SLIM HELÚ
Grupo Financiero Inbursa
Chairman Emeritus

EDUARDO VALDÉS ACRA
Grupo Financiero Inbursa
Vice-Chairman of the Board

ÁNGELES ESPINOSA YGLESIAS
Museo Amparo
Director

JAVIER FONCERRADA IZQUIERDO
Banco Inbursa, S.A.
CEO

HUMBERTO GUTIÉRREZ-OLVERA Z.
Grupo Carso
CEO

DAVID IBARRA MUÑOZ
Consultant

JUAN ANTONIO PÉREZ SIMÓN
Teléfonos de México, S.A. de C.V.
Vice-Chairman of the Board

ALBERTO TIBURCIO CELORIO
Mancera, S.C
President and CEO

MARCO ANTONIO SLIM DOMIT
Grupo Financiero Inbursa
Chairman of the Board President

ANTONIO COSÍO PANDO
Compañía Industrial de Tepeji del Río, S.A. de C.V.
CEO

FERNANDO G. CHICO PARDO
Promecap, S.C.
President

AGUSTÍN FRANCO MACÍAS
Cryoinfra, S.A. de C.V.
Chairman of the Board

CLAUDIO X. GONZÁLEZ LAPORTE
Kimberly Clark de México, S.A. de C.V.
Chairman of the Board and CEO

GUILLERMO GUTIÉRREZ SALDÍVAR
Equipos Nacionales, S.A.
CEO

JOSÉ KURI HARFUSH
Janel, S.A. de C.V.
CEO

HÉCTOR SLIM SEADE
Teléfonos de México, S.A. de C.V.
Vice-President for Operative Support

ESTEBAN AILLOUD PEÓN DEL VALLE
Mancera, S.C.
Managing Partner

Grupo Financiero Inbursa Results

In accordance with the accounting standards of the **U.S. GAAP**, **Grupo Financiero Inbursa** reported profits of US$311.2 million in 2002, almost the same as in 2001. This was due to the improved performance of the group's subsidiaries in a sector in which market conditions were less than favorable.

In accordance with the generally accepted accounting principles in Mexico, governed by the National Banking and Securities Commission (CNBV), **Grupo Financiero Inbursa's** net profits amounted to MX$2.62 billion, a 66% increase against 2001. The extraordinary revenue recorded in 2002 that was generated by the cancellation of deferred tax reversion offset the increased in the monetary effect, a large creation of reserves, and the adverse market conditions that prevailed throughout the year.

By the end of 2002, **Grupo Financiero Inbursa's** stockholders' equity amounted to MX$28.73 billion pesos, an increase of 9.0% in comparison with 2001. We should point out that this increase was achieved in spite of the share repurchase program authorized by the 2002 shareholders' meeting. **Inbursa** repurchased 43.6 million shares for a total of MX$329.8 million, leaving a remnant fund for repurchasing shares of MX$229.2 million. The number of outstanding shares after the repurchase in 2002 was 3,032,244,064.

The Compensation and Evaluation, Audit, Finances and Planning Committees appointed by the Shareholders' Meeting have held quarterly meetings to review and supervise their corresponding areas, submitting an annual report to the board. Therefore, we believe that these committees have satisfactorily fulfilled the purpose for which they were set up, in accordance with the recommendations laid down in the Better Corporate Practices Code incorporated into the General Provisions Applicable to the Issuance of Securities and Other Participants in the Securities Market.


INBURSA

Banco Inbursa

In 2002, **Banco Inbursa** reported net profits of US$179.3 million in accordance with the U.S. GAAP, US$39.2 million less than the amount reported under the CNBV's accounting rules. The difference between these figures is mainly due to an increase in the monetary position result and to adjustments in deferred liabilities.

When comparing 2002 with 2001, net profits decreased marginally from US$181.8 million to US$179.3 million in 2001 and 2002, respectively. We should point out that during 2002, the creation of reserves increased by 38.4%, in comparison with 2001. This effect was compensated by a substantial increase in the loan portfolio.

According to the generally accepted accounting principles in Mexico and the regulations of the National Banking and Securities Commission, **Banco Inbursa** reported profits of MX$2.16 billion in 2002, compared with MX$1.15 billion in 2001, of which MX$1.8 billion were accounted for by the cancellation of deferred taxes registered in 1Q02. Adjusted by this effect, **Banco Inbursa's** nets profit for the Jan-Dec 2002 period would have amounted to MX$359.2 million. This result was mainly due to the increase in the monetary position, a substantial creation of reserves and loss in intermediation earnings caused by less-than-favorable market conditions and the valuation of the swap position.

Banco Inbursa US GAAP*

Net Income

MM USD

	4Q02	3Q02	2Q02	1Q02	Dec´02	Dec´01	% Chg vs 2001
Net **CNBV GAAP** Profit	2.4	(12.0)	22.6	205.5	218.5	117.1	87%
Monetary position adjusments	37.1	20.5	29.4	21.6	108.6	96.4	13%
Deferred liabilities adjusments	(4.6)	11.3	(19.4)	(153.2)	(166.0)	(46.7)	255%
Other adjustments	3.0	7.5	3.8	4.0	18.3	15.0	22%
Net increase	35.4	39.3	13.8	(127.7)	(39.2)	64.7	N.A
Net **US GAAP** Profit	37.9	27.3	36.4	77.8	179.3	181.8	-1%

As of December 2002, **Banco Inbursa** stockholders' equity amounted to US$2 billion, according to the U.S. GAAP, while under CNBV rules it amounted to US$2.24 million, a difference of US$245 million. This is explained by an additional amount of US$38.4 million originating from the valuation of shares and deductions of US$236.0, 11.1 and 36.3 million for deferred taxes, derivatives, and other adjustments, respectively.

Stockholders' equity

MM USD

	4Q02	3Q02	2Q02	1Q02	Dec ´01	% Chg vs 2001
CNBV GAAP Stockholders' Equity	2,244.0	2,236.2	2,342.8	2,532.9	2,268.5	-1%
Intermediation Adjustments	38.4	35.4	37.8	425.5	629.7	-94%
Differed Taxes	(236.0)	(203.3)	(200.7)	(384.5)	(396.8)	-41%
By-products	(11.1)	(9.7)	(6.1)	(260.3)	(289.4)	-96%
Others	(36.3)	(69.2)	(54.3)	0.0	0.0	N.A
US GAAP Stockholders' Equity	1,999.0	1,989.4	2,119.5	2,313.5	2,212.0	-10%

*US GAAP: US Generally Accepted Accounting Principals.

At the end of 2002, **Banco Inbursa's** loan portfolio amounted to MX$43.17 billion, an increase of 37.8% from the previous year. Throughout the year, the loan portfolio reported quarterly growth rates of 8.2%, 14.3%, -4.5% and 16.6%. We should mention that this growth rate was achieved in spite of the lack of activity in the national economy.

Banco Inbursa increased its share of the commercial loans market to 13.3%, an increase of 310 base points, as against 2001.

Loan portfolio

(Millions of constant pesos as of December 2002)



30,062
31,329
43,171
2001
2002

Industrial activity commercial portfolio



19%
6%
2%
19%
3%
4%
8%
4%
21%
14%
Food
Textile
Media
Manufactures
Services
Infrastructure and Housing
Steel
Transport
Commercial
Others

Commercial Lending Market Share



9.0%
10.2%
13.3%
2000
2001
2002

Continuing with its conservative policy of setting up reserves and increasing the equity value of its shareholders, **Banco Inbursa** set up preventive reserves of MX$929.2 million throughout the year, the accumulated balance of which by the end of 2002 amounted to MX$3.84 billion, an increase of 31.1% in relation to 2001. This figure is equivalent to a coverage of 5.2 times the past-due portfolio, in other words, 1.7% of the overall loan portfolio.

On the other hand, funding in 2002 increased by 25.5% against 2001. This increase was mainly due to the increase of 1,378.2% in immediately available deposits. As of December 2002, the balances of the Inbursa CT account, previously accounted for in the insurance company, were relocated to the bank.

Collection base


18%
6%
9%
67%
PRLV
Bank loans
Bonds
Checks

In July 2002, **Banco Inbursa** paid dividends of MX$820 million to Grupo Financiero Inbursa. Notwithstanding this transaction, the bank's stockholders' equity increased by 7% at the end of the year, when compared with the same period the previous year. This meant that the bank retained its status of being one of the best capitalized banks in Mexico, with a capital ratio of 31.0%, 2.2 times greater than that of the market average. This gap means that **Banco Inbursa** can get ahead of the market and meet financing demands by providing different and better products.


Caja 3
Caja 4

Tier 1 Capital ratio


24%
26%
31%
2001
2002

BANCO INBURSA'S SUBSIDIARY

Afore Inbursa

In 2002, **Afore Inbursa** increased its customer base by 837,495, an increase of 76.4% against 2001. This increase was achieved thanks to the Banco de México distributing concentrating account customers among the three best Afores on the market. We should point out that **Afore Inbursa** held first position. Market rating considers the best conditions that each Afore can offer its customers, such as the lowest commission and highest yield.

Stockholders' equity

(Millions of constant pesos as of December 2002)



632.8
677.7
424.3
450
478.2
1Q02
2Q02
3Q02
4Q02

Affiliate base



1,095,802
1,084,499
1,550,797
1,626,129
1,933,297
1Q02
2Q02
3Q02
4T02

Assets under Management

(Millions of constant pesos as of December 2002)



19,306.3
20,389.3
20,679.6
22,361.9
23,505.4
1Q02
2Q02
3Q02
4Q02


AFORE INBURSA
INBURSA

The Accrued Balance Indicator, issued by Consar in September 2001, shows the percentage of assets that a member stops receiving because he/she does not belong to the afore with the best accrued balance per affiliate. **Afore Inbursa** has recorded the best accrued balance per member since said indicator was used for the first time.

The assets managed by **Afore Inbursa** recorded an increase of 21.7% in 2002 in comparison with the prior year. In this manner, these totaled MX$23.51 billion.

Given the performance shown by **Afore Inbursa**, in May of 2002 this subsidiary paid a dividend for MX$250 million.

We should mention that even with this reduction, investment in reserves retained an excess of 57.6% in relation to the minimum level of capital required by the regulatory authorities.

Accrued balance indicator

(%)


100%
50%
100
100
100
100
100
90.5
90.7
90
89.6
90.6
4Q01
1Q02
2Q02
3Q02
4Q02
Inbursa
Market Average

BANCO INBURSA'S SUBSIDIARY

Sinca Inbursa

Sinca Inbursa is actively involved in the investment banking business in Mexico and has a total portfolio of MX$ 3.2 billion.

Sinca Inbursa's target market is clearly geared to companies with major growth potential, that are well positioned in their market, that are well run, and that meet the following criteria:

a) Companies that, due to their size or financial structure, require capital to finance their growth.

b) Those that are well positioned in the market.

c) Those that are run efficiently and professionally.

Investment by Sector


1.2%
24.2%
11.4%
63.2%
Media
Transport
Entertainment
Other

Investment made by **Sinca Inbursa** has been accounted for at its value of acquisition and its contribution to earnings is made through the participation method, considering amortization of commercial credit, as the case may be.

Seguros Inbursa

In accordance with U.S. GAAP, **Seguros Inbursa's** net profits were up from US$94.8 million in 2001 to US$99.1 million in 2002, an increase of 5%. In accordance with the accounting rules of the National Insurance and Bonding Commission (CNSF), net profits amounted to US$25.5 million, US$73.6 million less than that recorded in accordance with U.S. GAAP. This result was mainly due to the high level of monetary position registered throughout the year, and the adjustments in investment and reserves. These effects were mainly compensated by deductions in taxes and in deferred acquisition cost.

According to the generally accepted accounting principles in Mexico and the regulations of the National Insurance and Bonding Commission, in 2002, **Seguros Inbursa** reported net profits of MX$266.4 million, an increase of 128.1% against the same period the previous year. This was mainly on account of the increase in total premiums and a drop in the amount drawn from pension reserves, caused by a major slump in this market during the year.

Seguros Inbursa US GAAP*

Net Income

MM USD

	4Q02	3Q02	2Q02	1Q02	Dec´02	Dec´01	% Chg vs 2001
Net **CNSF GAAP** Profit	24.3	(7.0)	(7.4)	15.6	25.5	12.1	111%
Adjustments in reserves	(15.4)	3.6	9.3	9.8	7.4	45.1	-84%
Adjustments in investments	32.5	(3.7)	30.5	(19.5)	39.7	(44.6)	N.A
Deferred taxes	(26.8)	(4.1)	(11.3)	(9.3)	(51.5)	(48.0)	7%
Deferred acquisition cost	10.0	(6.7)	(11.6)	(4.5)	(12.9)	40.9	N.A
Monetary position adjustments	34.6	24.3	20.2	24.4	103.5	58.7	76%
Others	7.2	(0.8)	(25.3)	6.2	(12.6)	30.6	N.A
Net increase	42.2	12.5	11.8	7.1	73.6	82.7	-11%
Net **US GAAP** Profit	66.5	5.5	4.4	22.6	99.1	94.8	5%

In accordance with U.S. GAAP, **Seguros Inbursa's** stockholders' equity increased from US$477.4 million in 2001 to US$511.4 million in 2002, an increase of 7%. If we compare the stockholders' equity calculated in accordance with CNSF rules, this increase amounted to US$195.3 million, mainly because of the positive effect of US$205.3 and US$382.9 million in assets and reserves adjustments, respectively, as well as deduction of US$392.9 million in deferred taxes.

Stockholders' equity

MM USD

	4Q02	3Q02	2Q02	1Q02	Dec ´01	% Chg vs 2001
CNSF GAAP Stockholders' Equity	316.1	293.0	304.3	338.3	313.4	1%
Adjustments in assets	205.3	40.1	93.8	95.6	116.3	77%
Deferred acquisition cost	62.4	53.9	60.9	74.0	78.9	-21%
Fix Assets	48.9	53.0	53.6	48.4	51.2	-5%
Others	94.1	(66.8)	(20.7)	(26.8)	(13.8)	-782%
Reserve adjustments	382.9	382.3	390.0	422.3	305.9	25%
Deferred taxes	(386.1)	(257.4)	(262.8)	(282.0)	(259.4)	49%
Others	(6.8)	6.7	(50.6)	(58.3)	1.2	N.A
Net increase	195.3	171.7	170.3	177.6	164.0	19%
US GAAP Stockholders' Equity	511.4	464.7	474.6	515.9	477.4	7%

*US GAAP: US Generally Accepted Accounting Principals.

On the other hand, **Seguros Inbursa's** total premiums amounted to MX$17.56 billion at the end of 2002, out of which 45% was represented by the insurance business, 45% by the Inbursa CT Account, and 10% by pensions. By adjusting **Seguros Inbursa's** total premiums and eliminating the effects of the Inbursa CT account and pensions, total premiums increased by 13% in 2002, as against 2001. Annual growth in Damage Insurance, Life Adjusted by Inbursa CT, Accidents and Health and Automobile was 18%, 12%, 12% and 9%, respectively.

Total Premiums

(Millions of constant pesos as of December 2002)


18,000
9,000
17,562.2
10,099.1
7,898.4
7,867.0
1,796.8
6,989.6
3,109.5
2001
2002
Annuities
Inbursa CT
Insurance

Breakdown of Total Premiums by Business Line

(2002)


9%
19%
23%
28%
21%
Annuities
Life*
Automobile
Property and Casualty
Accident and Health

* Without considering the Inbursa CT account.

As far as pensions are concerned, premiums sold amounted to MX$1,796.8 million in 2002, a drop of 42.2% against the previous year. We should mention that in spite of the decrease in premiums sold, Seguros Inbursa is still the market leader with a share of 20.7%, 5.2 percentage points ahead of our closest rival. Investment was up from MX$10.33 billion in 2001 to MX$11.98 billion in 2002, an increase of 16.0%.

Premiums issued by Annuities

(Millions of constant pesos as of December 2002)



673.2
746.8
189.8
187.1
3,109.5
1,796.8
2Q02
3Q02
4Q02
2002

Insurance and Annuities

(Millions of constant pesos as of December 2002)



19,724.2
18,145.7
22,355.4
21,045.1
2001
2001
2002
2002
Investments
Reserves

Annuities

(Millions of constant pesos as of December 2002)



10,328.9
9,606.4
11,976.7
11,182.9
2001
2001
2002
2002
Investments
Reserves

Seguros Inbursa retains a market share of 12% in total premiums and 11% with regard to shareholders' equity.

Selected Figures

	INBURSA 2002	INBURSA 2001	Market Average Dec ´02
Investments / Assets	83.2%	84.8%	73.8%
Investments / Reserves	1.06	1.09	0.98
Reserves / Premiums	3.39	6.50	1.29
Combined ratio	95.6%*	95.5%	98.6%

* Without considering the effects of the Inbursa CT account.

The efficiency index of **Seguros Inbursa**, in other words, operating costs with regard to premiums withheld, amounted to 3.9% in 2002, 7.5 percentage points less than the market average (11.4%).

Seguros Inbursa is still one of the most reliable companies in Mexico, with an increase in investment of 13%; it occupies second place in the sector with a market share of 13.5%, and 16% in reserves in 2002 compared with the same period the previous year, in other words its investment/reserve ratio is 1.06.

Thanks to the effort made throughout the year to increase profitability, for the fifth consecutive year **Seguros Inbursa** kept the highest rating given in Mexico by Standard & Poors and Fitch (formerly Duff & Phelps): mxAAA and mAAA, respectively.

Operadora Inbursa

The funds administered by **Operadora Inbursa** amounted to MX$15.84 billion, and this meant that it was able to retain its status as one of the most important investment fund operators in the country and occupy first place in equities funds.

Fixed Income mutual funds

Dinbur $ 5.1 Bn Ps


29%
1%
70%
Government Bonds (nominal rate)
Bank Bonds
Government Bonds (Real Rate)

Inburex $ 4.2 Bn Ps


15%
5%
80%
Promissory Notes
Stock Exchange certificate
Government Instruments

Equity mutual funds

Fondo Inbursa $ 2.6 Bn Ps


4%
17%
79%
Government Instruments
Shares
Bank Bonds

Fonibur $ 3.9 Bn Ps


5%
95%
Government Instruments
Shares

Inbursa's debt instrument investment funds, amounting to MX$9.3 billion, reported an annual yield of 5.7%, an average of 60 base points above the market average (5.1%).

On the other hand, the equities funds administered by **Operadora Inbursa** amounted to MX$6.5 billion with a negative yield in 2002, mainly caused by unfavorable market conditions.



Average yield in dollars from March 31, 1981 to December 31, 2002



2.8%
8.7%
10.3%
11.6%
20.4%
Inflation
Cetes
Dow Jones
BMV
Fondo Inbursa

Annualized return from January to December 2002

Fund	Portfolio	Net assets (MM Ps)	Annualized Return	Annualized Return Market Average	Annualized Return IP&C
DINBUR	Fix Income	4,957.7	5.87%	5.10%	
INBUREX	Fix Income	4,248.8	5.38%	5.17%	
INBURSA	Variable Income & Money Market	2,583.7	-10.31%	-11.12%	-3.85%
FONIBUR	Variable Income & Money Market	3,876.0	-12.34%	-11.12%	

Inversora Bursatil

In 2002, **Inversora Bursatil's** net profits amounted to MX$59.1 million, a drop of 62.2% when compared with 2001. This result is explained mainly by three factors: 1) a decrease in the number of transactions and placements made throughout the year; 2) less favorable market conditions; and 3) non-recurrent extraordinary expenses incurred during the last quarter of 2002, mainly on account of **Inversora Bursatil** personnel being transferred to another subsidiary of Grupo Financiero.

Inversora Bursatil retained its leading position in the commercial paper market underwriting MX$319.3 billion in 2002.

Shareholders' equity was up from MX$678.6 million in 2001 to MX$738.1 million in 2002, an increase of 8.8%.

GRUPO FINANCIERO INBURSA'S SUBSIDIARY

Fianzas Guardiana Inbursa

Premiums issued by **Fianzas Guardiana Inbursa** dropped by 4.1% in 2002, in comparison with the same period the previous year. This decrease resulted from the lack of growth of the Mexican economy throughout the year.

Net profits decreased from MX$58.4 million in 2001 to MX$38.1 millions in 2002, a drop of 35%, mainly due to an improved monetary position and a 25% drop in investment, caused by less favorable market conditions.

As a result of a strict subscription of risks, technical profits of the bonding company were up by 4.4% in 2002, against 2001.

The bonding company's shareholders' equity continued its solid upward trend with an increase of 12.9%, as against 2001, amounting to MX$348.1 million.



GRUPO FINANCIERO INBURSA, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements
Years Ended December 31, 2002 and 2001
with Report of Independent Auditors

Contents

REPORT OF INDEPENDENT AUDITORS

The Stockholders of
Grupo Financiero Inbursa, S.A. de C.V.
and subsidiaries

We have audited the accompanying consolidated balance sheets of Grupo Financiero Inbursa, S.A. de C.V. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Financial Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with the accounting criteria established by the Mexican National Banking and Securities Commission for financial groups. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting criteria observed and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 2, the Financial Group is required to prepare and present its financial statements on the basis of the accounting criteria established by the Mexican National Banking and Securities Commission. In the instances mentioned in the aforesaid note, such criteria are at variance with accounting principles generally accepted in Mexico.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Financiero Inbursa, S.A. de C.V. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended, in conformity with the accounting criteria established by the Mexican National Banking and Securities Commission.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

José Luis García

Mexico City
March 16, 2003

STATUTORY AUDITOR'S REPORT

To: The Shareholders' Meeting
Grupo Finaciero Inbursa S.A. de C.V.

In my position as Statutory Auditor and in compliance with the provisions of Article 166 of the General Commercial Corporations Law, and the bylaws of Grupo Finaciero Inbursa S.A. de C.V, I hereby submit my report on the financial statements as of December 31, 2002 that the board submitted to the shareholders' meeting.

I attended the shareholders' meetings and board of directors' meetings to which I was called, my replacement sitting in for me when I was unable to attend, and the company directors provided the operations information, documents and books that I considered necessary to be audited. I carried out my audit in accordance with audit standards generally accepted in Mexico.

The group is required to prepare and submit its financial statements in line with the accounting criteria determined by the National Banking and Securities Commission. Those mentioned in Note 2 do not coincide with the accounting principles generally accepted in Mexico.

In my opinion, the accounting and information principles and criteria used by the group, taken into account by the directors when preparing the financial statements submitted to the shareholders' meeting, are appropriate and sufficient and were applied consistently throughout the previous fiscal year. I also consider that the aforementioned financial statements accurately, reasonably and sufficiently reflect, in all major aspects, the unconsolidated financial position of Grupo Finaciero Inbursa S.A. de C.V. as of December 31, 2002, as well as the results of its operations, the variation in its stockholders' equity and the changes in its financial situation for the aforementioned year, in accordance with the accounting rules and practices established by the National Banking and Securities Commission.

Alberto Tiburcio Celorio
Statutory Auditor

Mexico City, Federal District
March, 2003

Consolidated Balance Sheets

At December 31, 2002 and 2001
Thousands of Mexican pesos with purchasing power at December 31, 2002)
(Notes 1 and 2)

	2002	2001
ASSETS		
CASH AND CASH EQUIVALENTS (Note 6)	Ps. 6,270,767	Ps. 3,942,266
INVESTMENTS IN SECURITIES (Note 7)		
For trading	8,816,676	13,803,849
Available for sale	1,836	1,954
Held to maturity	90,864	118,153
	8,909,376	13,923,956
SECURITIES AND DERIVATIVES		
Debtors under repurchase agreements (Note 8)	56,018	105,574
Derivatives (Note 9)		124,090
	56,018	229,664
PERFORMING LOAN PORTFOLIO		
Commercial loan portfolio	39,186,983	28,923,917
Loans to financial intermediaries	3,022,730	835,020
Consumer loans	6,409	1,469
Mortgage loans	154,321	736,466
Loans to government entities	140	72,315
TOTAL PERFORMING LOAN PORTFOLIO (Note 10)	42,370,583	30,569,187
PAST-DUE LOAN PORTFOLIO		
Commercial loan portfolio	726,943	309,417
Consumer loans		12
Mortgage loans	7,848	3,480
TOTAL PAST-DUE LOAN PORTFOLIO (Note 10)	734,791	312,909
TOTAL LOAN PORTFOLIO	43,105,374	30,882,096
(-) LESS:		
PREVENTIVE PROVISION		
FOR CREDIT RISKS (NOTE 11)	3,845,788	2,929,645
LOAN PORTFOLIO (NET)	39,259,586	27,952,451
OTHER ACCOUNTS RECEIVABLE (NET)	1,656,809	3,422,142
FORECLOSED AND REPOSSESSED PROPERTY (Note 13)	19,657	24,310
PROPERTY, FURNITURE AND EQUIPMENT (NET)	533,219	440,990
LONG-TERM EQUITY INVESTMENTS (Note 14)	7,155,704	6,857,306
OTHER ASSETS		
Other assets, deferred charges and intangibles	320,023	273,148
TOTAL ASSETS	Ps. 64,181,159	Ps. 57,066,233

	2002	2001
LIABILITIES AND STOCKHOLDERS' EQUITY		
TRADITIONAL DEPOSITS AND BORROWINGS (Note 15)		
Demand deposits	Ps. 5,759,075	Ps. 686,132
Time deposits	21,396,002	18,789,221
Bank bonds	1,809,760	1,910,842
	28,964,837	21,386,195
BORROWINGS FROM BANKS AND OTHER ORGANIZATIONS (Note 17)		
Short-term	704,533	1,063,011
Long-term	2,269,188	2,989,556
	2,973,721	4,052,567
SECURITIES AND DERIVATIVES		
Creditors under repurchase agreements (Note 8)	48,621	106,333
Derivatives (Note 9)	818,059	
	866,680	106,333
OTHER ACCOUNTS PAYABLE		
Income tax and employee profit sharing payable	619,825	745,316
Sundry creditors and other accounts payable	1,713,904	2,345,809
	2,333,729	3,091,125
DEFERRED TAXES (NET) (Note 16)	158,217	2,045,441
DEFERRED CREDITS	118,744	14,211
TOTAL LIABILITIES	Ps. 35,415,928	Ps. 30,695,872
STOCKHOLDERS' EQUITY (Note 18)		
CONTRIBUTED CAPITAL		
Capital stock	Ps. 11,917,264	Ps. 11,961,532
Stock premium	811,056	811,056
	12,728,320	12,772,588
EARNED CAPITAL		
Capital reserves	1,871,948	2,206,575
Retained earnings	26,340,252	24,758,744
Excess or deficit from restatement of stockholders' equity	(13,677,057)	(13,677,057)
Result from holding non-monetary assets (derived from the valuation of long-term equity investments)	(1,153,364)	(1,308,292)
Net income	2,627,736	1,581,508
	16,009,515	13,561,478
MINORITY INTEREST	27,396	36,295
TOTAL STOCKHOLDERS' EQUITY	Ps. 28,765,231	Ps. 26,370,361
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	Ps. 64,181,159	Ps. 57,066,233

	2002	2001
MEMORANDA ACCOUNTS (Note 20)		
Customers' bank accounts	Ps. 74	Ps. 86
Settlement of customer transactions	(52,006)	(89,330)
Guarantees granted	44,738	99,490
Other contingent liabilities	8,992,129	9,223,813
Irrevocable lines of credit	2,132,411	1,345,188
Property held in trust or under mandate	122,292,846	107,859,116
Property and securities held for safekeeping or under management	616,333,060	682,091,260
Investment banking transactions on behalf of others (net)		773,868
Grading of loan portfolio	45,504,306	32,829,502
Derivatives	75,556,540	14,555,587
Securities and notes received in guarantee	430,605	1,133,471
Customers' security repurchase transactions	17,685,987	13,027,562
	Ps. 888,920,690	Ps. 862,849,613
Securities to be received under repurchase agreements	Ps. 38,715,115	Ps. 32,786,364
(Less) creditors under repurchase agreements	(38,742,664)	(32,852,431)
Net	Ps. (27,549)	Ps. (66,067)
Debtors under repurchase agreements	27,904,913	31,491,958
(Less) securities to be delivered under repurchase agreements	(27,869,967)	(31,426,650)
Net	Ps. 34,946	Ps. 65,308

The Company's historical capital stock is Ps. 3,032,934 and Ps. 3,076,561 at December 31, 2002 and 2001.

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Income

From January 1 through December 31, 2002 and 2001
Thousands of Mexican pesos with purchasing power at December 31, 2002)
(Notes 1 and 2)

	2002	2001
Interest income	Ps. 7,926,190	Ps. 8,067,463
Interest expense	(4,692,744)	(4,813,190)
Monetary position result, net (financial margin)	(781,556)	(752,172)
FINANCIAL MARGIN	2,451,890	2,502,101
Preventive provision for credit risks	929,153	634,058
FINANCIAL MARGIN ADJUSTED FOR CREDIT RISKS	1,522,737	1,868,043
Commissions and fees collected	738,050	1,027,239
Commissions and fees paid	(55,644)	(59,695)
Intermediation income	47,180	672,547
TOTAL OPERATING INCOME	2,252,323	3,508,134
Administrative and promotional expenses	1,280,662	1,323,220
OPERATING INCOME	971,661	2,184,914
Other income	348,122	230,613
Other expenses	572,554	341,243
INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	747,229	2,074,284
Current year income tax and employee profit sharing (Note 21)	348,259	502,430
Deferred income tax and deferred employee profit sharing	(69,431)	16,160
	278,828	518,590
INCOME BEFORE EQUITY INTEREST IN NET INCOME OF SUBSIDIARIES AND ASSOCIATED COMPANIES	468,401	1,555,694
Equity interest in net income of subsidiaries and associated companies	367,048	42,994
INCOME FROM CONTINUING OPERATIONS	835,449	
Discontinued operations, extraordinary items and changes in accounting policies (Note 23)	1,798,283	
NET INCOME	2,633,732	1,598,688
MINORITY INTEREST	(5,996)	(17,180)
MAJORITY INCOME	Ps. 2,627,736	Ps. 1,581,508

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Changes in Stockholders' Equity

At December 31, 2002 and 2001
Thousands of Mexican pesos with purchasing power at December 31, 2002)
(Notes 1, 2 and 18)

	Contributed capital		
	Capital stock	Stock premium	Capital reserves
Balance at December 31, 2000	Ps. 11,961,532	Ps. 811,056	Ps. 2,206,575
RESOLUTIONS ADOPTED BY STOCKHOLDERS			
Appropriation of net income of 2000			
RECOGNITION OF COMPREHENSIVE INCOME			
Comprehensive income			
Net income			
Result from holding non-monetary assets derived from valuation of long-term equity investments			
ADOPTION OF SPECIFIC ACCOUNTING CRITERIA			
Recognition of minority interest			
Balance at December 31, 2001	11,961,532	811,056	2,206,575
RESOLUTIONS ADOPTED BY STOCKHOLDERS			
Appropriation of net income of 2001			
Repurchase of Company's own shares (Note 18c)	(44,268)		(334,627)
RECOGNITION OF COMPREHENSIVE INCOME			
Comprehensive income			
Net income			
Result from holding non-monetary assets derived from valuation of long-term equity investments			
ADOPTION OF SPECIFIC ACCOUNTING CRITERIA			
Recognition of minority interest			
Balance at December 31, 2002	Ps. 11,917,264	Ps. 811,056	Ps. 1,871,948

The accompanying notes are an integral part of the financial statements.

Earned capital					
Retained earnings	Excess or deficit from restatement of stockholders' equity	Result from holding non-monetary assets	Net income	Minority interest	Total stockholders' equity
Ps. 23,291,597	Ps. (13,677,057)	Ps. (1,154,100)	Ps. 1,467,147	Ps. 47,373	Ps. 24,954,123
1,467,147			(1,467,147)		
			1,581,508		1,581,508
		(154,192)			(154,192)
				(11,078)	(11,078)
24,758,744	(13,677,057)	(1,308,292)	Ps. 1,581,508	36,295	26,370,361
1,581,508			(1,581,508)		
					(378,895)
			2,627,736		2,627,736
		154,928			154,928
				(8,899)	(8,899)
Ps. 26,340,252	Ps. (13,677,057)	Ps. (1,153,364)	Ps. 2,627,736	Ps. 27,396	Ps. 28,765,231

Consolidated Statements of Changes in Financial Position

At December 31, 2002 and 2001
Thousands of Mexican pesos with purchasing power at December 31, 2002)
(Notes 1 and 2)

	2002	2001
Operating activities		
Net income	Ps. 2,627,736	Ps. 1,598,688
Items not requiring the use of resources:		
Fair value valuation	(45,187)	(526,000)
Equity interest in net income of subsidiaries	(367,048)	(42,995)
Preventive provisions for credit risks	929,153	634,058
Depreciation and amortization	116,850	86,932
Deferred taxes	(69,431)	16,160
	3,192,073	1,766,843
Decrease or increase in items pertaining to operating activities:		
Deposits and borrowings	7,578,643	8,087,141
Loan portfolio	(12,236,289)	(162,571)
Treasury transactions (investments in securities)	5,059,768	(291,652)
Derivatives for trading	933,993	(190,927)
Accounts receivable and accounts payable	(747,545)	(5,543,663)
Borrowings from banks and other organizations	(1,078,845)	(4,334,230)
Resources provided by operating activities	2,701,798	(669,059)
Financing activities		
Capital issues (repurchase of Company's own shares)	(378,895)	
Resources provided by or used in financing activities	(378,895)	
Investing activities		
Additions to or sale of fixed assets and long-term equity investments	5,598	(156,463)
Resources provided by or used in investing activities	5,598	(156,463)
Net decrease or increase in cash and cash equivalents	2,328,501	(825,522)
Cash and cash equivalents at beginning of year	3,942,266	4,767,788
Cash and cash equivalents at end of year	Ps. 6,270,767	Ps. 3,942,266

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(Thousands of Mexican pesos with purchasing power at December 31, 2002)

1. Description of the Business and Operating Structure

a) Description of the business

Grupo Financiero Inbursa, S.A. de C.V. (the Financial Group, the Group or the Controlling Company) is engaged primarily in acquiring and managing the voting shares issued by companies in the Financial Group. Such shares represent at least 51% of the paid-in capital of each company.

b) Operating structure

The Group is comprised of the following companies:

Companies in the banking and stockbrokerage Sector

* Banco Inbursa, S.A., Grupo Financiero Inbursa, operates as a multiple banking institution, in the terms of the applicable legislation, and its operating structure includes a controlling interest in Afore Inbursa, S.A de C.V., Sinca Inbursa, S.A. de C.V., and Inmobiliaria Inbursa, S.A. de C.V.

* Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, acts as an intermediary in security trading and financial transactions, in terms of the applicable legislation.
* Arrendedora Financiera Inbursa, S.A. de C.V., Organización Auxiliar de Crédito, Grupo Financiero Inbursa, leases all types of personal and real property under financial leases.
* Operadora Inbursa de Sociedades de Inversión, S.A. de C.V., Grupo Financiero Inbursa, provides stock management and co-distribution services to investment companies.

Companies in the insurance and bonding sector

* Seguros Inbursa, S.A., Grupo Financiero Inbursa is a life, accident, health, property and casualty, and pension insurance company that also conducts reinsurance business in the same lines and accepts rebonding business. (See Note 14.)
* Fianzas Guardiana Inbursa, S.A., Grupo Financiero Inbursa is a fidelity, judicial and general bonding and rebonding company that is liable for the settlement of claims arising in connection with the bonds issued. (See Note 14.)

Related service companies

* Out Sourcing Inburnet, S.A. de C.V. provides administrative services to companies in the Group.
* Asesoría Especializada Inburnet, S.A. de C.V. provides promotional services for the sale of financial products.

In conformity with the Law Regulating Financial Groups, the Controlling Company is liable jointly and severally and unconditionally for the obligations and losses of the entities that comprise the Financial Group.

As required by the Mexican National Banking and Securities Commission (the Commission or the NBSC) the accompanying financial statements were prepared on a consolidated basis to incorporate the financial data of subsidiaries in the banking and stockbrokerage sector and other related service companies. (See Note 5).

c) Seguros Inbursa, S.A. spin-off

At a regular stockholders' meeting held on April 29, 2002, it was agreed to spin off a portion of the assets and liabilities of the subsidiary Seguros Inbursa, S.A. in order to set up a company named Pensiones Inbursa, S.A., also part of the Group.

This spin-off occurred on March 15, 2003, at which time Seguros Inbursa, S.A. spun off a block portion of its assets, liabilities and stockholders' equity to the newly created company, Pensiones Inbursa, S.A., based on the proforma balance sheet of Seguros Inbursa, S.A. at March 14, 2003.

2. Accounting Policies and Practices

The Commission is the agency that is legally empowered to establish the accounting policies to be observed by the Financial Group.

The financial statements of the Financial Group are prepared on the basis of the accounting criteria established by the NBSC through Circulars 1489, 1456 and 1477 which include specific rules with respect to the recording, valuation, presentation and disclosure of the Group's financial information, following the guidelines of generally accepted accounting principles in Mexico (Mexican GAAP), issued by the Mexican Institute of Public Accountants (MIPA).

When reviewing the financial statements, the NBSC has, within its inspection powers, the right to require those modifications and corrections that it considers necessary prior to the publication of such statements.

At times these criteria are at variance with accounting principles generally accepted in Mexico. The major differences relate to:

i. The non-consolidation of the insurance and bonding sector subsidiaries controlled by the financial group (see Notes 2a and 5.)

ii. The grouping and presentation of certain items in the balance sheet and the statement of income.

iii. Not all of the Group's subsidiaries have determined deferred taxes based on the asset and liability method, for example, Seguros Inbursa, S.A. de C.V. and Fianzas Guardiana Inbursa, S.A.

iv. The unrealized gain or loss on the valuation of securities available for sale is recognized in stockholders' equity, not in the results of operations.

v. Equity investment in companies in which the Group does not have a controlling interest or over which it does not exercise significant influence is recognized by the equity method, not the restated-cost method.

vi. Premiums receivable and payable on security repurchase agreements are recorded at their present value, not based on the accrual method.

vii. The non-consolidation of the financial statements of subsidiaries that do not belong to the financial sector and of investment companies that control the subsidiaries.

The significant accounting policies and practices observed in the preparation of the accompanying consolidated financial statements are described below:

a) Consolidation

The accompanying consolidated financial statements include the assets and liabilities of the companies in the banking and stockbrokerage sector and supplementary service companies, as well as other companies in which the Group holds more than a 50% equity interest (see Notes 1 and 5). Important intercompany balances and transactions were eliminated in the consolidation.

As specified by the NBSC, the equity investments in subsidiaries in the insurance and bonding sector have not been consolidated and are presented on the balance sheet as investments valued by the equity method. (See Notes 5 and 14.)

b) Use of estimates

The preparation of financial statements requires management to make certain estimates and assumptions in certain areas. Actual amounts could differ from these estimates.

c) Recognition of the effects of inflation on financial information

The amounts shown in the accompanying financial statements and in these notes are expressed in constant Mexican pesos with purchasing power at December 31, 2002, taking into consideration the value of the Investment Unit (UDI). The main inflation accounting concepts and procedures are as follows:

- Capital stock, retained earnings and capital reserves have been restated based on inflation factors derived from the value of Investment Units (UDIs). Such balances were restated from the time capital contributions were made or earnings were obtained, through the latest balance sheet date. The captions Excess or deficit from restatement of stockholders' equity and Result from holding non-monetary assets are restated as additional items in stockholders' equity.

- Non-monetary items included in the balance sheet are shown restated based on the value of the UDI from the date of purchase to the date of the latest balance sheet.

- The Group's equity investments in subsidiaries are valued based on the equity method. The difference between their restated value based on the value of the UDI is recognized in the caption Result from holding non-monetary assets in stockholders' equity, and the net income or loss of subsidiaries is recognized in the statement of income as equity interest in the net income of subsidiaries or associated companies.

- The amounts shown in the statement of income are expressed in constant Mexican pesos, based on the factor obtained by dividing the value of the UDI in the month the transactions occurred by the value of the UDI at the end of the year.

- Monetary assets and liabilities give rise to gains and losses due to the diminished purchasing power of the Mexican peso. The effect of inflation on the Group's average monetary position is included each month in the statement of income.

The excess or deficit from restatement of stockholders' equity represents the accumulated monetary position gain or loss determined at the time the effects of inflation were first recognized.

d) Cash and cash equivalents

Separate accounting records are kept for the different foreign currencies in which the Group has assets and liabilities. Such assets and liabilities are translated at the exchange rates provided by BANXICO for the settlement of foreign currency denominated liabilities. Exchange differences are recognized in the statement of income as interest income or expense.

e) Investments in securities

Investments in securities are accounted for and valued as follows:

• Instruments for trading

Instruments for trading are those securities which the Group invests in with the aim of trading and obtaining gains derived from market price fluctuations. They are initially recorded at cost and then valued at fair value, using the restated prices provided by the Group's price supplier, GBS DATA S.A. de C.V. Realizable values may differ from the prices used for valuation. The difference between the value determined in the valuation and the purchase cost is recognized in results of operations. The amounts recognized in the statement of income for such instruments include accrued interest. The transfer of this type of instrument to Available for sale requires express authorization from the NBSC.

• Securities available for sale

These are initially recorded at cost and then valued at fair value, using the restated prices provided by a price supplier. Realizable values may differ from the prices used in the valuation. The difference between the value determined in the valuation and the purchase cost is recognized in stockholders' equity. The accrued interest on debt instruments is applied to results of operations using the accrual method.

• Securities held to maturity

Debt instruments that the Commission has expressly authorized to be classified as held to maturity are recorded initially at cost and accrued interest is recognized as realized in the statement of income. The transfer of instruments to requires express authorization from the NBSC.

f) Dividends

• Stock dividends

Stock dividends received are recorded recognizing the increase in the number of shares held and, at the same time, reducing the average unit purchase cost of the shares. This is the same as not assigning any value to the stock dividend received.

• Cash dividends

Cash dividends paid by companies are recorded by decreasing the value of the related equity investment.

g) Security repurchase agreements

In security repurchase transactions, a portion is recorded as an asset and the other portion as a liability, in both memoranda and balance sheet accounts.

At the end of each month securities to be received and to be delivered under repurchase agreements are valued at their fair value based on prices provided by a price supplier. Accounts receivable and payable under security repurchase agreements are valued at the present value of the price at maturity (the contracted price plus the related premium), based on the rate of return on securities, whose maturity is equal to the remaining period of the repurchase agreement. The effect of valuation is recognized as an unrealized gain or loss in the account Fair value valuation result.

h) Financial instruments (derivatives)

• Forward contracts for trading

The position in forward contracts for trading is recognized as an asset and a liability at the initially contracted price multiplied by the notional amount. The net balance (position) is presented in the caption Securities and derivatives.

The valuation effect resulting from the difference between the contracted price and the fair value is recognized in results of operations as an unrealized gain or loss. The fair value of forward contracts is obtained based on interest rate parity models.

• Futures for trading

The position in futures for trading is recognized as an asset and a liability at the initially contracted price multiplied by the notional amount. The net balance (position) is presented in cash and cash equivalents, together with the guarantees provided (margin).

Fluctuations in futures transactions are recognized in results of operations. The fair value is obtained based on the related price quotations in the markets where futures are traded: the Chicago Mercantile Exchange (CME) and the Mexican Derivatives Market (MexDer).

• Forward and future agreements for hedging

In the case of forwards and futures for hedging, the principal position (buying or selling) is recorded at the initial spot price multiplied by the number of units of the underlying asset, which is valued at its fair value, recognizing this effect in results of operations as an unrealized gain or loss. The counter or offsetting asset or liability account is recognized at the contracted price.

In addition, the difference between the initial spot price and the counter-account is recognized as a deferred charge or credit, applying the accrued portion to results of operations at the end of each month.

• Swaps

Swaps for trading and for hedging are recorded at the initially contracted price. Swaps for trading are valued at their fair value, which represents the present value of anticipated future cash flows to be received and to be delivered, which are projected based on the applicable implicit future rates, discounting the prevailing market interest rates at the date of valuation. The determined result of this valuation is recognized in results of operations as an unrealized gain or loss.

In the case of swaps used as hedges, both the portion recognized as an asset (flows to be received) and the portion recorded as a liability (flows to be delivered) are valued using the same method as the one used to value the assets and liabilities that are being hedged. The effect of the valuation is recognized in the statement of income as an unrealized gain or loss.

The policies and methods to be followed when determining concentration of risk derived from this type of transaction are described in Note 3.

i) Loan portfolio

Loans made are recorded as an asset from the date on which resources are used by the borrower. When payments of principal or accrued interest are not made at the time they are due, the aggregate amount of principal and interest is transferred to the past-due portfolio: a) on the day immediately following the non-performance; or, b) when the Bank has knowledge that the borrower has been declared bankrupt.

Interest on performing loans is credited to income as it accrues, irrespective of the payment date. The recognition of interest is suspended at the time the loan is transferred to the past-due portfolio. Ordinary uncollected interest included in the past-due portfolio is not considered in grading the credit risk since such interest is reserved in full.

The policies and methods followed to determine concentration of risk and to identify troubled loans are described in Note 3.

j) Preventive provision for credit risks

The Ministry of Finance and Public Credit establishes the rules for credit portfolio grading applicable to multiple-type banking institutions. The Bank sets up the preventive provision for credit risks based on the qualitative and quantitative factors included in the specific methodologies prescribed by the Commission for each type of credit. See Note 11 for a summary of the grading of the loan portfolio.

Loans are written off when collection is deemed to be practically impossible. The collection of loans that have previously been written off is recognized through the preventive provision for credit risks.

k) Foreclosed and repossessed property or property received as payment in kind

Foreclosed and repossessed property is recorded at the lower of either the court-awarded value established in the foreclosure or repossession proceedings or the net realizable value of the property. Property received as payment in kind is recorded at the lower of the appraisal value of the property or the agreed amount. Foreclosed and repossessed assets are considered monetary items based on NBSC requirements.

l) Property, furniture and equipment and installation and organization expenses

Furniture and equipment and installation expenses are recorded initially at cost and then restated based on the value of the UDI. Maintenance and repairs are recognized using the accrual method.

Depreciation is computed on restated amounts using the straight-line method, based on the estimated remaining useful lives of the related assets, at the applicable tax rates.

m) Long-term equity investment

Long-term equity investments are recorded initially at acquisition cost and valued at their net carrying value using the equity method, which consists of recognizing the Group's equity, after purchase, in current year results of operations and other stockholders' equity accounts in the financial statements of the investees. When these companies pay cash dividends, the amount received is deducted from the carrying value of the investments.

In those cases where the Group has no significant equity interest, shares are valued at cost and restated based on the value of the UDI. If there is evidence that the realizable value is less than cost, the value of the original investment is written off.

n) Deferred taxes

Deferred taxes are determined on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the anticipated turnaround time. Deferred employee profit sharing is determined based on the enacted rate at the latest balance sheet date. The current year effect is reflected in the statement of income and its accumulated effect is presented as a Group liability.

o) Deposits and borrowings

Liabilities in the form of deposits and borrowings (checking accounts, notes with interest payable at maturity, time deposits, borrowings from domestic and foreign banks) are accounted for at the underlying amount of the liability. Interest payable at the agreed rate is charged to income as it accrues.

p) Interbank loans (Call money)

Interbank loans obtained are recorded at the time the loans are confirmed, for the previously agreed amounts. Accrued interest is charged to income over the initial term, using the accrual method. In conformity with the established terms of interbank call money transactions, the repayment period may not exceed three days.

q) Assets and liabilities in investment units ("UDIS")

BANXICO has authorized banks to denominate in investment units ("UDIS") deposits, loans, bank bonds, subordinated debentures, banker's acceptances, bank guaranteed commercial paper, and Mexican peso denominated liabilities represented by interbank transactions, credits and investments in securities.

"UDI" denominated assets and liabilities are presented in the balance sheet at the "UDI" value in pesos disclosed by BANXICO at the balance sheet date. The value of the "UDI" at December 31, 2002 and 2001 was Ps. 3.225778 and Ps. 3.055273, respectively.

r) Termination payments

Under Mexican labor law, the Group is liable for termination benefits accruing to employees who are dismissed in certain circumstances. It is the practice to charge termination payments to costs and expenses of the year in which the decision to dismiss an employee is made.

s) Retirement pension fund and seniority premiums

Under Mexican labor law, employees who resign after fifteen or more years of service, as well as those who are dismissed in certain circumstances or who die before such time, are entitled to a seniority premium.

The Group has provided for this liability at December 31, 2002 and 2001 based on actuarial computations.

t) Intermediation results

Intermediation gains and losses are derived basically from the mark-to-market valuation, of financial instruments, exchange transactions, write downs, the valuation of UDIS as well as the buying and selling of securities and derivatives for trading.

u) Commissions and fees

Commission income and expense is credited and charged, respectively, to income in the year in which the commission accrues, depending on the transaction that gives rise to such commission.

v) Interest income

Interest on performing loans is recognized and credited to income using the accrual method. Late interest on past-due loans is credited to income at the time the interest is actually collected. Interest on financial instruments is credited to income using the accrual method.

Interest on liabilities is charged to income using the accrual method, irrespective of the date on which it is due and payable.

x) Memoranda accounts

The Financial Group records and controls in Memoranda accounts its own securities and those owned by customers. For purposes of presentation in the financial statements, such securities are valued at prices disclosed by a price supplier.

y) Date of recording transactions

Transactions are recorded on the day the transactions occur, irrespective of the settlement date.

z) Grouping of accounts

The financial statements are prepared based on the grouping of accounts required by the Commission. The minority interest is included in the statement of income under net income and net income is presented in the balance sheet net of the portion corresponding to the minority interest.

3. Risk Management

The Group's management has policies and procedures manuals developed following NBSC and BANXICO guidelines for reducing the risks to which the Group's companies are exposed.

An independent expert was hired to evaluate these policies and procedures (including the functionality of the models and the risk-measurement systems used, compliance with risk measurement procedures, and the assumptions, parameters and methodologies used in risk analysis information processing systems), in conformity with the minimum guidelines for the Group's Comprehensive Risk Management Units, established in NBSC Circular 1423 (applicable to credit institutions) and 10-247 (applicable to stockbrokerage firms).

The results of these evaluations were contained in the following reports: "Prudential Provision with Respect to Risk Management" and "Review of Valuation Models and Risk Measurement Procedures", which were submitted to the Board of Directors, the Risk Committee and to general management in January and February 2003.

Circulars 1423 and 10-247 establish the obligation on the part of credit institutions and stockbrokerage firms to disclose, by means of notes accompanying their financial statements, any information regarding policies, procedures, methodology and other risk management measures adopted, as well as information regarding the potential losses related to each type of risk in different markets. This information, which follows, was reviewed by the independent expert.

a) Environment

The Group identifies, measures, controls and monitors its risks by means of the Risk Analysis Department, the Comprehensive Risk Management Unit and the Risk Committee.

In order to measure and evaluate the risks taken in conducting its financial transactions, the Group has computational tools at its disposal to calculate Value at Risk (VaR) as well as to perform sensitivity analysis and stress testing.

The Group's Risk Committees analyze systematically the information they receive, together with the Risk Analysis Departments and operational areas.

Additionally, the Group has a contingency plan to offset weaknesses detected at the operational and legal levels and in the recording of transactions, in excess of the maximum risk tolerance levels approved by the Risk Committee.

Group policies, in accordance with BANXICO requirements, state that no transactions should be conducted with any persons with a direct or indirect control of 1% or more of the Financial Group's paid-in capital shares.

b) Market risks

To measure and evaluate the risks taken in conducting its financial transactions, the Financial Group has computational tools at its disposal to calculate Value at Risk (VaR), as well as to perform sensitivity analysis and stress testing under extreme conditions.

Additionally, the Group uses the "Modified Duration" methodology to compute the Repricing Gap of its assets and liabilities. This methodology consists of estimating the value of positions using an adjusted linear approximation, based on a change in interest rates. This applies to both the Mexican peso denominated position as well as the U.S. dollar denominated position.

To prove statistically that the market risk measuring model is giving reliable results, the Group carries out a hypothetical test of the reliability level of the measuring system. This consists of a ji-squared test of the number of times that the actual loss observed exceeds the estimated risk level.

c) Liquidity risk

In order to monitor liquidity, the risk management area computes liquidity gaps, considering the Group's financial assets and liabilities, as well as loans granted.

The Group also measures the adverse margin by considering the differential between the buying and selling prices of its financial assets and liabilities.

Additionally, the Group carries out liquidity stress testing based on the assumption that the volatility of risk factors increases by up to 50% due to forced sales at exceptional discounts.

Furthermore, the Group monitors its foreign currency liquidity risk in accordance with BANXICO's regimen of investment and admission of foreign currency denominated liabilities.

d) Credit risks

The Group computes loan portfolio risks by applying quarterly analyses of credit risks using its own risk model, based on the interest coverage generated by its activity, which assumes that the deterioration of credit quality and of each borrower with time depends both on quantifiable economic factors, as well as qualitative factors. The total effect of these factors may be observed in the development of the operating margin generated by the borrower's activities. In other words, it is reasonable to believe the deterioration of the operating margin firmly indicates that these factors together work against the borrower.

In order to carry out stress tests, the Group determines a factor that represents the level of the operation's flow resistance to cover the interest generated by the liabilities with costs.

Stress tests may be carried out by modifying the variables that affect the operating income and/or the financial expense derived from the liabilities with cost.

The Group's credit analysis area carries out quarterly gradings of the portfolio in order to verify the quality of the portfolio. The Group carries out analyses of the main economic sectors in Mexico, determines the concentration of credit risk and makes quarterly evaluations of the credit follow-ups based not only on the borrower or the risk group but also on the economic activity.

In its future and forward contracts, the Group acts on its own behalf with intermediaries or financial partners authorized by BANXICO, as well as with other participants who must guarantee the obligations contained in the contracts signed with the participating partners.

The Financial Group, through its stockbrokerage firm, has maintained in the last year its credit risk position with respect to Mexican government and bank counter-party issues.

e) Value at Risk

At December 31, 2002, the Group determined its Value at Risk for the Bank and the stockbrokerage firm. The methodology and valuation of certain financial instruments was reviewed by the independent expert on November 29, 2002. A summary of Value at Risk at year end in relation to the Bank's transactions is as follows:

• Banco Inbursa, S.A. de C.V, Multiple-type Banking Institution, Inbursa Financial Group

Instrument	Term	Cost rate	Market rate	Market value	Unrealized gain (loss)	Value at risk (1)
Derivatives	26	8.86	8.36	Ps. 24,297,240	Ps. 8,121	Ps. (11,956)
Nominal rate	664	8.23	8.58	9,503,983	3,186	(3,363)
Money market	205	8.68	8.42	33,801,223	11,307	(13,364)
Variable capital				555,098	132,023	(9,971)
International bonds	1,231	44.22	59.40	4,502,636	487,818	(129,757)
Total				Ps. 38,858,957	Ps. 631,148	Ps. (125,103)

• Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Inbursa Financial Group

Instrument	Term	Cost rate	Market rate	Market value	Unrealized gain (loss)	Value at risk (1)
Money market sub-total	2	7.86	8.25	563,270	110	(112)
Stock market sub-total				180,535	34,709	(1,945)
Inversora Bursátil total				743,805	34,819	(2,167)

(1) Normal Value at Risk in one day with a reliability level of 95%, in accordance with the valuation model reviewed by the independent expert.

Description	Amount USD	Weighted rate	Term of maturity
Assets	2,822,153	12.76	1,006
Liabilities	2,822,153	2.39	872

The Group measures market risks using the so-called Value at Risk (VaR) model for the total valuation in a target investment term of one day with a reliability level of 95%, using the risk factor values of the last 252 days.

This model assumes that there is a normal distribution of risk factor variances. The model is verified through "backtesting".

The measurement of market risk is conducted via stress tests consisting of sensitivity analyses of 100bps and 500bps, respectively, in addition to tests under historical extreme conditions of up to four standard variances on a 60-day investment horizon. This simulates the effects of adverse transactions on the portfolio on the day of the computation. Under the new risk factor stress conditions, the valuations of the portfolios are determined, as well as the value at risk and their new mark-to-market values.

f) Risk policies for derivatives

Generally, the risk involved with currency derivative transactions is in Mexican pesos since U.S. dollar futures are positioned as a credit portfolio or other assets. The transactions conducted involve a counterparty risk.

The Group's policies establish that risk positions in securities and financial derivatives cannot be taken by any single operator. Risk-taking is exclusively decided by senior management by means of collective bodies. The Risk Committee defines the positions which the Group must adhere to as follows:

	Maturity of less than one year	Maturity in more than one year (*)
Nominal rate	2.5	2
Actual rate	2.5	2
Synthetic derivatives	4	2.5
Capital (1)	5% deposits and borrowings (2)	5% deposits and borrowings (2)

(*) Times net capital for the immediately preceding quarter, computed by BANXICO.

(1) Shares, Groups of Shares and Indices.

(2) Limit defined in Article 75 of the Credit Institutions Act.

The aim of derivatives used as hedges is to cover U.S. dollar positions and synthetically the deposits and borrowings in U.S. dollars. This strategy allows the Group to obtain competitive rates for U.S. dollars minimizing the risk in Mexican pesos, the currency in which the Institution has natural coverage.

Derivatives used for trading purposes are aimed at exploiting market arbitrage conditions, as long as the net position derived from such transactions is favorable.

In order to monitor the risks inherent in derivative transactions, the Group has set up, among others, the following control measures:

- A Risk Management Committee is involved in monitoring the various risks that affect the Group.
- The Group has a Comprehensive Risk Management Unit which is independent from other risk-taking areas and monitors continually the risks to which the Group companies are exposed.
- Transactions are generally conducted using financial intermediaries and corporate clients, all with the prior authorization of the Credit Committee.

4. Detection of transactions involving resources from illicit sources

The Financial Group is obliged to identify the client and detect and immediately disclose information regarding any transactions which are unusual, relevant or suspect, in conformity with the Ministry of Finance and Public Credit's regulations published in the Official Gazette on September 11, 2002. The Group has a Communication and Control Committee whose function it is to ensure compliance with applicable guidelines, and to inform the various areas involved as well as to communicate with the corresponding authorities.

5. *Consolidation of Subsidiaries*

In conformity with NBSC Circular 1489 (see Note 2), the Group is required to consolidate the financial information of all its subsidiaries in the financial sector, as well as the subsidiaries that provide related services. The same NBSC circular specifies that *long-term equity investments in insurance and bonding companies are to be valued using* the equity method and, accordingly, they are not subject to consolidation (see Note 14).

The assets, liabilities and results of operations of the following subsidiaries have been consolidated in the accompanying financial statements:

	Equity interest
Banco Inbursa, S.A.	99.9996%
Inversora Bursátil, S.A. de C.V.	99.9956%
Out Sourcing Inburnet, S.A. de C.V.	99.9980%
Operadora Inbursa de Sociedades de Inversión, S.A. de C.V.	99.9985%
Arrendadora Financiera Inbursa, S.A. de C.V.	99.9999%
Asesoría Especializada Inburnet, S.A. de C.V.	99.9993%

6. Cash and Cash Equivalents

An analysis of cash and cash equivalents at December 31, 2002 and 2001 is as follows:

	2002	2001
Cash	Ps. 257,177	Ps. 369,754
Deposits in Banco de México (1)	2,458,231	1,877,277
Deposits in domestic and foreign banks	587,464	54,481
Demand deposits (2)	2,705,162	2,422,502
Call money (3)	794,246	534,765
24/48 hour futures (4)	(557,500)	(1,334,602)
24/48 hour futures margin (5)	21,812	3,741
Other liquid assets (6)	4,175	14,348
	Ps. 6,270,767	Ps. 3,942,266

(1) At December 31, 2002 and 2001, the Group had made the following deposits in BANXICO:

	2002	2001
Checking accounts		
U.S. dollar deposits (translated to Mexican pesos)	Ps. 1,565	Ps. 825
Special accounts (a)		
Monetary regulation deposits	2,449,731	1,871,138
Accrued interest	6,935	5,314
	Ps. 2,458,231	Ps. 1,877,277

(a) BANXICO requires banks to make a monetary regulation deposit based on their deposits and borrowings from the public in both Mexican pesos and U.S. dollars. Such deposit is for an indefinite term since the withdrawal date is to be determined by the BANXICO. The deposit bears interest at the average 28-day "TIIE" rate on deposits for the same term.

(2) These deposits consist of investments of the liquidity coefficient and treasury surpluses, which are denominated in U.S. dollars. Their equivalent in Mexican pesos is as follows:

	2002		2001	
	Amount	% rate	Amount	% rate
Foreign institutions				
Barclay's Bank	Ps.549,100	3.50	Ps.194,049	3.70
Deutsche Bank	2,140,057	1.35	1,161,746	2.09
First Union National Bank	15,772	8.00	20,736	0.95
Lehman Brothers Inc.			484,061	1.85
Bank of Montreal			561,511	1.00
Others	233		399	Varias
	Ps.2,705,162		Ps.2,422,502	

(3) At December 31, 2002, in two-day call-money transactions, Ps. 794,063 was assigned to Nafin at an 8.30% interest rate. Accrued interest at year end was Ps. 183. At December 31, 2001, in four-day call-money transactions, Ps. 534,643 was assigned to Bancomer at an 8.25% interest rate. Accrued interest was Ps. 122.

(4) 24/48-hour futures refer to transactions involving the buying and selling of foreign currencies, which are to be settled within a maximum period of two days and whose liquidity is restricted until the date of payment.

(5) The futures margin required for the Group to enter into futures contracts in recognized markets is restricted in terms of its liquidity until the underlying transactions have reached their maturity date.

(6) Other liquid assets are as follows:

	2002	2001
Demand notes	Ps. 2	
Remittances in transit	4,056	Ps. 14,348
Fine metal coins	117	
	Ps. 4,175	Ps. 14,348

7. Investments in Securities

An analysis of investments in securities at December 31, 2002 and 2001 is as follows:

a) Instruments for trading

2002

	Investment	Accrued interest	Unrealized gain (loss) on valuation	Fair value
Mexican treasury certificates (CETES)	Ps. 1,139,906	Ps. 3,007	Ps. 132	Ps. 1,143,045
Bank notes	629,620	23	(10)	629,633
BREMS bonds	474,711	79	34	473,782
CPOS	298,094	10,385	16,220	324,699
Shares	713,175		226,769	939,944
Sovereign debt	2,533,852	78,662	(36,348)	2,576,166
Corporate debt	2,180,173	93,456	455,778	2,729,407
Total	Ps. 7,969,531	Ps. 185,612	Ps. 662,575	Ps. 8,816,676

2001

	Investment	Accrued interest	Unrealized gain (loss) on valuation	Fair value
Mexican treasury certificates (CETES)	Ps. 378,178	Ps. 97,352	Ps. 337	Ps. 475,867
Corporate debt	3,654,262	95	222,117	3,876,474
Bank notes with interest payable at maturity	1,122,629	11,095	(139)	1,133,631
Shares	1,937,148		6,380,729	8,317,877
Total	Ps. 7,092,217	Ps. 108,542	Ps. 6,603,044	Ps. 13,803,849

b) Instruments available for sale

Instruments available for sale at December 31, 2002 and 2001 comprise Mexican treasury certificates amounting to Ps. 1,836 and Ps. 1,954, respectively.

c) Instruments held to maturity

At December 31, 2002 and 2001, instruments held to maturity are comprised of industrial and commercial debentures, in the amount of Ps. 90,864 and Ps. 118,153, respectively.

At December 31, 2002 and 2001, a total of 31.74% and 67.53%, respectively, of debt instruments classified as "for trading" have maturities of under one year. Instruments classified as "held to maturity" have a maturity of less than three years.

67.53% of debt instruments classified as "for trading" are related to repurchase transactions. (Note 8)

At December 31, 2002 and 2001, investments in debt instruments from a single issuer other than Mexican government securities represent no more than 5% of the Group's net capital.

A total of 67% of debt instruments classified as "for trading" have maturities of under one year. Instruments classified as "held to maturity" have maturities of under two and three years.

8. Security Repurchase Agreements (Repos)

a) An analysis of security repurchase agreements at December 31, 2002 and 2001 is as follows:

2002

Seller

	Number of instruments	Securities to be received under repurchase agreements	Creditors under repurchase agreements
Agreed price of security repurchase transaction	2,885,794,507	Ps. 38,724,932	Ps. 38,724,932
Accrued interest on securities		13,072	
Effect of valuation of securities		(22,889)	
Effect of valuation at present value			17,732
Total position	2,885,794,507	Ps. 38,715,115	38,742,664
Net debit balance under security repurchase agreements			Ps. (27,549)

Buyer

	Number of instruments	Securities to be delivered under repurchase agreements	Debtors under repurchase agreements
Agreed price of security repurchase transaction	2,765,026,240	Ps. 27,889,609	Ps. 27,889,609
Accrued interest on securities		10,786	
Effect of valuation of securities		(30,428)	
Effect of valuation at present value			15,304
Total position	2,765,026,240	Ps. 27,869,967	27,904,913
Net credit balance under security repurchase agreements			Ps. 34,946

2001

Seller

	Number of instruments	Securities to be received under repurchase agreements	Creditors under repurchase agreements
Agreed price of security repurchase transaction	3,996,936,431	Ps. 32,841,191	Ps. 32,841,191
Accrued interest on securities		8,341	
Effect of valuation of securities		(63,168)	
Effect of valuation at present value			11,240
Total position	3,996,936,431	Ps. 32,786,364	32,852,431
Net debit balance under security repurchase agreements			Ps. (66,067)

Buyer

	Number of instruments	Securities to be delivered under repurchase agreements	Debtors under repurchase agreements
Agreed price of security repurchase transaction	4,226,958,902	Ps. 31,479,957	Ps. 31,479,957
Accrued interest on securities		8,079	
Effect of valuation of securities		(61,386)	
Effect of valuation at present value			12,001
Total position	4,226,958,902	Ps. 31,426,650	31,491,958
Net credit balance under security repurchase agreements			Ps. 65,308

b) The debit and credit balances shown in the balance sheets correspond to individual offsetting effected by the stockbrokerage firm as well as the overall offsetting of the asset and liability positions, as follows:

2002	Seller	Buyer
Securities to be received under repurchase agreements (Debtor)	Ps. 302	
Securities to be delivered under repurchase agreements (Creditor)		Ps. 336
Repurchase agreements payable (Creditor)		48,285
Repurchase agreements receivable (Debtor)	55,716	
Net repurchase agreement position	Ps. 56,018	Ps. 48,621

2001	Seller	Buyer
Securities to be received under repurchase agreements (Debtor)	Ps. 7,378	
Securities to be delivered under repurchase agreements (Creditor)		Ps. 7,384
Repurchase agreements payable (Creditor)		98,949
Repurchase agreements receivable (Debtor)	98,196	
Net repurchase agreement position	Ps. 105,574	Ps. 106,333

c) Unrealized gain (loss) of repurchase agreements

At December 31, 2002 and 2001, the net result of the valuation of asset and liability positions under security repurchase positions is recognized in the statement of income in the caption Fair value valuation result.

d) Premiums earned and paid

The total amount of premiums earned and paid under security repurchase agreements is recognized in results of operations in Interest income and Interest expense. At December 31, 2002 premiums earned and paid were Ps. 1,742,723 and Ps. 1,662,678, respectively (Ps. 1,765,044 and Ps. 1,766,239 at December 31, 2001).

e) Terms and instruments

The average term of security repurchase agreements at December 31, 2002 and 2001 ranged from 6 to 4 days, respectively, and the main instruments involved in such agreements were as follows:

As seller	As buyer
• Mexican treasury certificates (CETES)	• Mexican treasury certificates (CETES)
• Notes with interest payable at maturity (PRLV)	• Notes with interest payable at maturity (PRLV)
• BREMS bonds	• BREMS bonds
• Bank Savings Protection Bonds (BPAS)	• Bank Savings Protection Bonds (BPAS)

9. Derivatives

At December 31, 2002 and 2001, the current position of this caption is as follows:

a) Futures, forward contracts and swaps

	2002	2001
i) Futures		
Currency selling position (trading)		
Foreign currency to be delivered	Ps. (115,080)	Ps. (279,238)
Less: Foreign currency to be received (translated to pesos)	115,080	279,238
	-	-
TIIE buying position		
Market value (asset)		211,548
Contracted price (liability)		(211,548)
		-
Net future position	-	-
ii) Forward contracts		
Currency buying position (trading)		
U.S. dollars to be received (translated to pesos)	1,889,153	508,396
Unrealized gain (loss) on valuation	23,833	(2,854)
Less:		
Pesos to be delivered (Note 10b)	(1,889,153)	(508,396)
	23,833	(2,854)
Currency selling position (trading)		
U.S. dollars to be delivered (translated to pesos)	(2,833,260)	(1,185,231)
Unrealized gain on valuation	14,987	3,482
Less:		
Pesos to be delivered (Note 10b)	2,833,260	1,185,231
	14,987	3,482
Currency buying position (to cover risk)		
U.S. dollars to be received (translated to pesos)	3,695,692	
Unrealized gain on valuation	62,456	
Less:		
Pesos to be received (Note 10b)	(3,703,283)	
	54,865	
Currency selling position (to cover risk)		
U.S. dollars to be delivered (translated to pesos)	(15,302,640)	(2,529,589)
Unrealized gain (loss) on valuation	(345,871)	(9,311)
Pesos to be received (Note 10b)	15,553,119	2,549,872
	(95,392)	10,972
Total net forward contract position	(1,707)	11,600

	2002	2001
iii) Swaps		
Swap trading position		
Interest rate swaps		
Valuation of variable portion	5,756,568	44,193
Interest	34,956	1,964
Valuation of fixed portion	(5,892,933)	(48,911)
Interest	(45,489)	(2,792)
	(146,898)	(5,546)
Currency swaps		
Net long principal position	8,737,905	4,545,987
Valuation	35,543	8,099
Interest	38,675	11,561
Net short principal position	(9,248,293)	(4,453,361)
Valuation	(60,677)	12,842
Interest	(19,129)	(6,866)
	(515,976)	118,262
Hedging position		
Interest rate swaps		
Variable portion of cash flow	358	309
Fixed portion of cash flow	(541)	(535)
	(183)	(226)
Currency swaps		
Valuation of variable portion	1,519,497	
Interest	5,916	
Valuation of fixed portion	(1,663,963)	
Interest	(14,745)	
	(153,295)	
Net swap position	(816,352)	112,490
Net derivative position	Ps. (818,059)	Ps. 124,090

The futures position margin at year end is shown in Cash and cash equivalents (Note 6).

The Group's derivative transactions have inherent liquidity, market, credit and legal risks. The Group has introduced risk management policies and procedures to reduce its risk exposure (Note 3).

b) Maturities on derivatives

I Futures

At December 31, 2002 and 2001, the position in terms of number of currency and interest rate futures entered into with the Chicago Mercantile Exchange (CME) and the Mexican Derivatives Market (MexDer), respectively, is as follows:

	2002 No. of agreements			2001 No. of agreements		
	CME	MexDer	Maturity	CME	MexDer	Maturity
Buying					2,000	January 2002
Selling	20	1,000	March 2003	535		March 2002

The restated notional amount of futures at December 31, 2002 and 2001 is Ps. 114,393 and Ps. 493,590, respectively. Cash deposits (margin) of Ps. 21,812 and Ps. 3,740, respectively, were made on the purchase of these contracts. Such amounts represent *the cash or securities that the Group must deliver to fulfill its obligations corresponding* to derivative agreements entered into on recognized markets.

The valuation effect of futures transactions is recognized in Mark-to-market valuation, which for the years ended 2002 and 2001 is Ps. (5,421) and Ps. (248,497), respectively.

I Forward contracts

2002

Maturity date	Amount in U.S. dollars	Contracted price	Fair value	Unrealized gain (loss)
Buying				
January 03	390,000,000	Ps. 4,010,981	Ps. 4,078,801	Ps. 67,820
February 03	75,000,000	779,258	787,183	7,925
April 03	60,000,000	623,025	638,719	15,694
October* 03	15,000,000	179,172	174,022	(5,150)
	540,000,000	Ps. 5,592,436	Ps. 5,678,725	Ps. 86,289
Venta				
January 03	651,000,000	Ps. 6,712,478	Ps. 6,883,440	Ps. (170,962)
February 03	473,000,000	4,935,037	5,015,391	(80,354)
March 03	516,000,000	5,371,850	5,480,523	(108,673)
April 03	60,000,000	623,055	638,720	(15,665)
October** 03	60,000,000	743,959	699,189	44,770
	1,760,000,000	Ps. 18,386,379	Ps. 18,717,263	Ps. (330,884)
Net				Ps. (244,595)

* Corresponds to 63,075,000 Brazilian reals valued at a contracted exchange rate of 4.2050 reals per U.S. dollar.

** Corresponds to 261,900,000 Brazilian reals valued at a contracted average exchange rate of 4.3650 reals per U.S. dollar.

2001

Maturity date	Amount in U.S. dollars	Contracted price	Fair value	Unrealized gain (loss) on valuation
Compra				
January 02	20,000,000	Ps. 192,362	Ps. 193,445	Ps. 1,083
February 02	8,000,000	77,927	78,005	78
March 02	23,000,000	229,394	225,372	(4,022)
May 02	900,000	8,713	8,720	7
	51,900,000	Ps. 508,396	Ps. 505,542	Ps. (2,854)
Venta				
January 02	217,750,000	Ps. 2,109,297	Ps. 2,119,886	Ps. (10,589)
February 02	22,500,000	221,434	220,775	659
March 02	142,000,000	1,395,631	1,391,549	4,082
May 02	902,873	8,741	8,722	19
	383,152,873	Ps. 3,735,103	Ps. 3,740,932	Ps. (5,829)
Net				Ps. (8,683)

The unrealized gain or loss on the valuation of forward contracts is recognized in the caption Mark-to-market result, which, at December 31, 2002 and 2001 was a gain of Ps. 38,162 and Ps. 11,600, respectively.

c) Swaps

At December 31, 2002 and 2001, the Bank's swap position for the exchange of cash flows is as follows:

2002	Underlying amount	Present value of flows to be received	Present value of flows to be delivered	Net valuation	Interest collected	Interest paid	Total
Trading							
Currency	11,169,255	Ps.8,773,448	Ps. (9,308,970)	Ps. (535,522)	Ps. 38,675	Ps.(19,129)	Ps. (515,976)
Interest rate	12,550,000	5,714,663	(5,849,819)	(135,156)	34,841	(45,236)	(145,551)
Interest rate in U.S. dollars	41,757	41,906	(43,114)	(1,208)	115	(254)	(1,347)
		Ps.14,530,017	Ps. (15,201,903)	Ps. (671,886)	Ps. 73,631	Ps.(64,619)	Ps. (662,874)
Hedging							
Currency	1,462,820	Ps.1,462,820	Ps. (1,607,286)	Ps. (144,466)	Ps. 5,892	Ps.(14,721)	Ps. (153,295)
Currency swaps UDIS-USD	28,655	28,654	(28,022)	632	10	(14)	628
Currency swaps UDIS-USD	28,022	28,022	(28,654)	(632)	14	(10)	(628)
Interest rate	97,000	358	(541)	(183)			(183)
		Ps.1,519,854	Ps. (1,664,503)	Ps. (144,649)	Ps. 5,916	Ps.(14,745)	Ps. (153,478)
							Ps. (816,352)

The unrealized loss on the valuation of swaps was recognized in the caption Mark-to-market valuation, which, at December 31, 2002 and 2001 was Ps. (692,815) and Ps. (59,467), respectively.

10. Loan Portfolio

The Group's loan policies are oriented towards providing resources for corporate financing and, particularly, to companies that form part of corporate groups of recognized commercial and economic credit worthiness. The policies are implemented in accordance with current regulations.

a) An analysis of the performing and past-due loan portfolio by type of credit is as follows:

2002	Performing portfolio			Past-due portfolio		
	Principal	Interest	Total	Principal	Interest	Total
Consumer	Ps. 6,404	Ps. 5	Ps. 6,409			
Discounts	731,410		731,410	Ps. 804		Ps. 804
Unsecured loans	10,580,931	42,829	10,623,760	3,500	Ps. 73	3,573
Chattel mortgage loans	732,254	1,703	733,957			
Simple and current account loans	25,027,485	204,651	25,232,136	714,508	6,123	720,631
Secured by capital assets	38,259	465	38,724			
Home mortgage loans	114,540	962	115,502	1,717	6	1,723
Leases	135,031	2	135,033			
Restructured loans (Note 10c)	3,732,447	7,357	3,739,804	6,304	44	6,348
Others rolled over				1,571	141	1,712
Federal government	140		140			
Rediscounts	1,013,010	698	1,013,708			
Total portfolio	Ps. 42,111,911	Ps. 258,672	Ps. 42,370,583	Ps. 728,404	Ps. 6,387	Ps. 734,791

2001	Performing portfolio			Past-due portfolio		
	Principal	Interest	Total	Principal	Interest	Total
Consumer	Ps. 1,467	Ps. 1	Ps. 1,468	Ps. 11		Ps. 11
Discounts	670,094		670,094			
Unsecured loans	6,217,180	37,126	6,254,306			
Chattel mortgage loans	1,142,611	9,948	1,152,559	24,359	Ps. 2,039	26,398
Simple and current account loans	16,909,045	157,266	17,066,311			
Secured by capital assets	60,773	1,015	61,788			
Others secured by real estate				276,209	3,205	279,414
Home mortgage loans	726,036	10,430	736,466	3,479		3,479
Leases	230,451		230,451			
Restructured loans (Note 10c)	3,737,039	3,898	3,740,937	2,011	9	2,020
Others rolled over				1,457	130	1,587
Federal government	57,593	14,722	72,315			
Rediscounts	582,390	102	582,492			
Total portfolio	Ps. 30,334,679	Ps. 234,508	Ps. 30,569,187	Ps. 307,526	Ps. 5,383	Ps. 312,909

An aged analysis of the past-due loan portfolio at December 31, 2002 and 2001 is as follows:

	2002	2001
1 to 180 days	Ps. 428,700	Ps. 156,531
181 to 365 days	81,396	139,485
1 to 2 years	220,207	4,052
More than 2 years	4,488	12,841
	Ps. 734,791	Ps. 312,909

The effect on 2002 results of operations of ceasing to recognize interest on the past-due loan portfolio aggregated Ps. 60,921. An analysis is as follows:

	2002		
	Principal	Interest	Total
Discount	Ps. 804	Ps. 2	Ps. 806
Unsecured loans	3,500	24	3,524
Simple and current account	714,508	49,548	764,056
Home mortgage loans	1,717	10,116	11,833
Restructured	6,304	495	6,799
Others rolled over	1,571	736	2,307
	Ps. 728,404	Ps. 60,921	Ps. 789,325

b) Analysis of economic environment

The Group performs a monthly analysis of the economic environment in which its borrowers operate, to identify promptly any possible problems in the performing loan portfolio. At December 31, 2002, management has identified the following as the problematic portfolio:

2002	Performing portfolio			Past-due portfolio		
	Principal	Interest	Total	Principal	Interest	Total
Simple and current account	Ps. 98,737	Ps. 1,659	Ps. 100,396	Ps. 687,658	Ps. 5,859	Ps. 693,517
Home mortgage loans				1,090		1,090
Restructured	364,253	3,066	367,319	218	8	226
Others rolled over				1,571	141	1,712
Total portfolio	Ps. 462,990	Ps. 4,725	Ps. 467,715	Ps. 690,537	Ps. 6,008	Ps. 696,545

The distribution of the loan portfolio by sector is as follows:

2002	Performing portfolio		Past-due portfolio	
Sector	Amount	%	Amount	%
Commercial loan portfolio	Ps. 39,252,442	92.23	Ps. 726,943	98.93
Loans to financial intermediaries	3,147,993	7.40		
Consumer loans	6,409	0.01		
Home mortgage loans	154,321	0.36	7,848	1.07
Loans to government entities	141			
Total portfolio	Ps. 42,561,306	100.00	Ps. 734,791	100.00

c) Performing and past-due restructured loans

2002	Performing portfolio			Past-due portfolio		
	Principal	Interest	Total	Principal	Interest	Total
Discounts	Ps. 2,500,000	Ps. 616	Ps. 2,500,616			
Simple loans with other guarantees	110,422	60	110,482			
Simple mortgage loans	484,646	2,481	487,127			
Simple chattel mortgage loans	324,471	2,473	326,944			
Guaranteed simple loans	274,452	1,365	275,817			
Unsecured simple loans				Ps. 218	Ps. 8	Ps. 226
Home mortgage loans	38,457	362	38,819	6,086	36	6,122
Total	Ps. 3,732,448	Ps. 7,357	Ps. 3,739,805	Ps. 6,304	Ps. 44	Ps. 6,348

2001	Performing portfolio			Past-due portfolio		
	Principal	Interest	Total	Principal	Interest	Total
Discounts	Ps. 2,783,160	Ps. 620	Ps. 2,783,780			
Simple loans with other guarantees	23,515	24	23,539			
Simple mortgage loans	311,114	1,488	312,602			
Simple chattel mortgage loans	332,231	844	333,075			
Guaranteed simple loans	287,019	922	287,941	Ps. 1,781		Ps. 1,781
Unsecured simple loans				230	Ps. 8	238
Total	Ps. 3,737,039	Ps. 3,898	Ps. 3,740,937	Ps. 2,011	Ps. 8	Ps. 2,019

At December 31, 2002, additional guarantees obtained in restructured loans are as follows:

Type of credit	Amount	Nature of guarantee
Mexican peso denominated		
Guaranteed simple loan	Ps. 275,817	Guarantor
U.S. dollar denominated		
Simple chattel mortgage loan	252,511	Mortgage
Current account mortgage	2,587,226	Senior notes and invoices for personal property
	2,839,737	
UDI denominated		
Simple chattel mortgage loan	709,443	Senior notes and guarantor
Current account mortgage	1,429	Mortgage
	710,872	
	Ps. 3,826,426	

11. Preventive Provision for Credit Risks

The preventive provision for credit risks at December 31, 2002 was determined based on the results of a grading of the credit portfolio, applying the following guidelines to balances at December 31, 2002:

- Commercial loan portfolio

The creating and grading of the preventive provision for the commercial loan portfolio is based on an evaluation of the credit rating of the debtor and the loan in relation to the amount of guarantees provided, so as to estimate a probable loss. This process is carried out on a quarterly basis and the determined amount is recorded at the end of each quarter, following the methodology established in Circular 1480 issued by the Commission.

- Mortgage loan portfolio

The creating and grading of the preventive provision for the mortgage loan portfolio is performed monthly based on the methodology established in Commission Circular 1460, which requires that the portfolio be classified based on lateness of payments, the type of loan, the probability of default on the loan and the ratio of the balance owed to guarantees provided.

- Consumer loan portfolio

The creating and grading of the preventive provision for the consumer loan portfolio is performed monthly based on the methodology established in Commission Circular 1449, which requires that the portfolio be classified based on lateness of payments, the type of loan and the probability of default on the loan.

A summary of the overall grading of the credit portfolio is as follows:

Risk	2002 Amount of liabilities at December 31	2002 Estimated preventive provision	2001 Amount of liabilities at December 31	2001 Estimated preventive provision
A1	Ps. 14,812,917	Ps. 74,188	Ps. 16,820,362	Ps. 84,307
A2	16,301,493	161,385	3,235,711	32,033
B	10,220,154	1,534,882	8,933,094	1,133,345
C1	2,757,249	995,079	2,903,020	1,025,037
C2	248,093	99,237	370,801	162,383
D	454,900	272,940	1,609	965
E	709,360	707,436	492,590	491,185
Graded portfolio	45,504,166	Ps. 3,845,147	32,757,187	Ps. 2,929,255
Excluded portfolio	140		72,315	
Total portfolio	Ps. 45,504,306		Ps. 32,829,502	
Additional estimate		641		390
Required provision		3,845,788		2,929,645
Amount provided for		3,845,788		2,929,645
Over or understatement				

Los movimientos de la estimación preventiva para riesgos crediticios se presentan a continuación:

	2002	2001
Balance at January 1	Ps. 2,929,645	Ps. 2,465,553
Reversal of restatement of balance of prior year	(154,855)	(117,913)
Nominal increase in reserve charged to income	718,694	624,349
Application of bad debts	100,827	(38)
Valuation of foreign currency portfolio	251,477	(42,306)
Balance at December 31	Ps. 3,845,788	Ps. 2,929,645

12. Other Accounts Receivable, net

An analysis of other accounts receivable at December 31, 2002 and 2001 is as follows:

	2002	2001
Commission debtors	Ps. 2,259	Ps. 2,407
Customers' current accounts	1,047	2,486
Commissions from investment companies	12,657	16,283
Other debtors	78,131	610,964
Unaccrued VAT payable	12,713	2,550
Debtors for settlement of transactions	922,568	2,251,079
Dividends and interest coupons	54,656	
Prepayments	573,512	537,192
	1,657,543	3,422,961
Reserve for bad debts	(734)	(819)
Other accounts receivable, net	Ps. 1,656,809	Ps. 3,422,142

13. Foreclosed and Repossessed Property

Foreclosed and repossessed property are not subject to increases in amounts recorded due to the recognition of the effect of inflation.

An analysis of foreclosed and repossessed property at December 31, 2002 and 2001 is as follows:

	2002	2001
Land	Ps. 19,455	Ps. 20,541
Property	202	3,769
	Ps. 19,657	Ps. 24,310

14. Long-term Equity Investment

Equity investments are valued using the equity method based on the latest available financial statements of the investees, in conformity with the audited financial statements. An analysis at December 31, 2002 and 2001 is as follows:

	2002	2001
Seguros Inbursa, S.A. (Note 2a) (1)	Ps. 3,299,750	Ps. 3,034,305
Fianzas Guardiana Inbursa, S.A. (Note 2a) (1)	348,125	308,039
Siefore Inbursa, S.A. de C.V.	410,693	361,773
Sinca Inbursa, S.A. de C.V. (2)	2,901,390	2,782,282
Other investments	195,751	370,907
	Ps. 7,155,709	Ps. 6,857,306

(1) Insurance and bonding companies are not required to observe all accounting principles, or to eliminate intercompany transactions when using the equity method. A summary of these companies' financial information at December 31, 2002 and 2001 is as follows:

2002

	Total assets	Total liabilities	Stockholders' contable	Net income	% interest
Seguros Inbursa, S.A.	Ps. 26,336,467	Ps. 23,036,717	Ps. 3,299,750	Ps. 266,436	99.99
Fianzas Guardiana Inbursa, S.A.	679,634	331,509	348,125	38,083	99.99
	Ps. 27,016,101	Ps. 23,368,226	Ps. 3,647,875	Ps. 304,519	

2001

	Total assets	Total liabilities	Stockholders' contable	Net income	% interest
Seguros Inbursa, S.A.	Ps. 22,708,758	Ps. 19,674,447	Ps. 3,034,311	Ps. 116,653	99.99
Fianzas Guardiana Inbursa, S.A.	650,311	342,272	308,039	58,370	99.99
	Ps. 23,359,069	Ps. 20,016,719	Ps. 3,342,350	Ps. 175,023	

(2) At December 31, 2002 and 2001, Sinca Inbursa, S.A. de C.V. series A and B shares were recognized as "Long-term equity investments".

15. Deposits and Borrowings

a) Demand deposits

The resources from the product known as "Inbursa CT", managed by a company in the Financial Group, were transferred to Banco Inbursa on December 31, 2002. The Bank will manage this product by means of an interest-bearing checking account tied to the CETES rate. The amount of the transfer was Ps. 4,743,376.

b) Time deposits

This caption consists of fixed-term deposits, deposits by foreign companies and banks and PRLVs (notes with interest payable at maturity). Interest on Mexican peso denominated deposits is tied to the Treasury certificate (CETES) discount rate and to the 28-day adjusted interbank rate (TIIE). Returns on foreign currency denominated deposits are tied to the LIBOR rate. Accrued interest is charged to income with a credit to liability accounts.

At December 31, 2002 and 2001, an analysis of time deposits is as follows:

	2002	2001
Fixed-term deposits:		
U.S. dollars	Ps. 1,277,636	Ps. 1,011,072
UDI's	244,788	211,523
PRLV		
Placed through the market	19,722,569	17,303,437
Placed over the counter	151,009	263,189
	Ps. 21,396,002	Ps. 18,789,221

At December 31, 2002 and 2001, deposits maturing in less than one year aggregated Ps. 20,803,686 and Ps. 18,231,027, respectively.

c) Bank bonds

On August 20, 1998, the Group placed 18,000,000 bank bonds with a face value of one hundred Mexican pesos each. The maturity date of these bonds is August 14, 2003. The interest rate on the bonds is tied to the 28-day adjusted interbank rate (TIIE). An analysis of the balance of the account at December 31, 2002 and 2001 is as follows:

	2002	2001
BINBUR 98-1 bond issue	Ps. 1,800,000	Ps. 1,800,000
Unpaid accrued interest	9,761	9,841
Restatement increment		101,001
	Ps. 1,809,761	Ps. 1,910,842

16. Deferred Taxes

In conformity with Mexican Income Tax Law, certain items are recognized for tax purpose in periods other than those in which they are recorded for book purposes, thus giving rise to deferred taxes. The most important temporary differences included in the determination of deferred taxes are as follows:

	2002	2001
Deferred tax liabilities:		
Unrealized gain on valuation		
of derivatives	Ps. 137,807	Ps. 1,953,655
Derivatives	14,843	15,124
Repurchase agreements	3,302	111
Others	97,896	164,447
Subtotal	Ps. 253,848	2,133,337
Deferred tax assets:		
Investment in SINCA	40,609	48,892
Investment in Technology and Internet	837	53,845
Repurchase agreements		316
Derivatives	53,703	
Others	482	
Subtotal	95,631	103,053
Net deferred tax liability	158,217	2,030,284
Deferred income tax payable		15,157
	158,217	Ps. 2,045,441

17. Interbank and Other Borrowings

This caption consists primarily of borrowings from financial institutions and government entities at current market interest rates. Interest is charged to income with a credit to liability accounts. At December 31, 2002 and 2001, an analysis is as follows:

	2002			2001		
	Principal	Interest	Total	Principal	Interest	Total
Foreign currency borrowings						
Short term						
Cobank ACB	Ps. 504,469	Ps. 3,006	Ps. 507,475			
Others	172,389	1,207	173,596	Ps. 464,873	Ps. 13,564	Ps. 478,437
	676,858	4,213	681,071	464,873	13,564	Ps. 478,437
Long term						
Ecoban Finance *	626,358		626,358	774,498		774,498
Cobank ACB	529,669	2,261	531,930	1,409,968	13,020	1,422,988
Others	117,115	986	118,101	677,993	7,585	685,578
	1,273,142	3,247	1,276,389	2,862,459	20,605	2,883,064
Total foreign currency borrowings	1,950,000	7,460	1,957,460	3,327,332	34,169	3,361,501
Borrowings in Mexican pesos						
Short term						
NAFIN	21,718	1,745	23,463	582,764	1,810	584,574
Long term						
Discounted portfolio (FIRA)	992,799		992,799	106,492		106,492
Total borrowings in Mexican pesos	1,014,517	1,745	1,016,262	689,256	1,810	691,066
	Ps. 2,964,517	Ps. 9,205	Ps. 2,973,722	Ps. 4,016,588	Ps. 35,979	Ps. 4,052,567

* Interest on financing granted by the Institution was prepaid at December 31, 2002 and 2001. Interest payable at these dates was Ps. 6,927 and Ps. 14,116, respectively.

Balances of interbank loans at December 31, 2001 are presented in the balance sheet classified by the term originally agreed with the creditor, even though the maturity date is in 2001 or 2002.

18. Stockholders' Equity

a) Capital stock

The Group's authorized capital stock at December 31, 2002 and 2001 consists of 3,032,244,064 and 3,075,860,964 registered series "O" shares with a par value of 1.000227731563 Mexican pesos each. The nominal amount of paid-in capital at December 31, 2002 and 2001 is Ps. 3,032,934 and Ps. 3,076,561, respectively. Restated capital based on the value of the UDI is Ps. 11,917,264 and Ps. 11,961,532, respectively.

In an extraordinary stockholders' meeting held on July 19, 2001, it was decided to declare a three-for-one stock split, modifying the nominal and market price per share without affecting the authorized capital stock. At the closing date of the financial statements, the shares of Grupo Financiero Inbursa, S.A. de C.V. are as follows:

Number of shares

	2002	2001
Shares issued and outstanding	3,032,244,064	3,075,860,964
Treasury shares	102,584,900	58,968,000
Total shares	3,134,828,964	3,134,828,964

Additional capital stock will be represented by series "L" shares, which, in conformity with the Law Regulating Financial Groups, may represent up to 40% of the Group's ordinary capital stock, with the prior authorization of the Commission.

b) Policies with respect to purchase and placement of a company's own shares

In a regular meeting held on April 29, 2002, the stockholders approved the report on policies with respect to the purchase and placement of a company's own shares established in NBSC circular 11-34. The aim was to bring such policies in line with the reforms to the Mexican Securities Trading Act dated June 1, 2001 as well as the amendments to the Controlling Company's bylaws in July of the same year.

c) Repurchase of Company's own shares

In a regular meeting held on April 29, 2002, the stockholders decided that the maximum amount to be used to repurchase the Group's own shares using capital stock is
Ps. 135,000, and using net income, Ps. 1,250,000. This on the understanding that the total amount of resources used for this type of transaction may not exceed the total net income of the Controlling Company, including retained earnings. In 2002, shares in the amount of Ps. 44,268 and Ps. 334,627 were repurchased using capital stock and the related reserve, respectively.

d) Restrictions on ownership of capital stock

Foreign corporate entities that exercise any form of authority may not hold any interest in the capital stock, nor may Mexican financial entities, even those comprising part of the respective group, unless they act as institutional investors.

Any individual or corporate entity may own, through one or various simultaneous or successive transactions, more than 5% of a controlling company's series "O" shares, provided that such transactions have been authorized by The Ministry of Finance and Public Credit.

Series "O" shares may be acquired only by the institutional investors mentioned in Article 19 of the Law Regulating Financial Groups. Representative series "L" shares shall have limited voting rights, extending the right to vote only in matters involving a change in corporate purpose, merger, spin-off, transformation, dissolution and liquidation, as well as the cancellation of any stock exchange registration. Such series "L" shares may also confer the right to a cumulative preferred dividend, and a higher dividend than the one paid to shares of ordinary capital stock. In no circumstances may the dividends paid on series "L" shares be less than those paid on the other series of shares.

e) Capital reserves

• Reserve for repurchase of own shares

The reserve for repurchase of own shares was created on the basis of resolutions adopted at stockholders' meetings, using a portion of the Company's earnings. At December 31, 2002 and 2001, the balance of this reserve was Ps. 382,908 and Ps. 717,538, respectively.

• Legal reserve

In conformity with the Mexican Corporations Act, the Company is required to appropriate at least 5% of the net income of each year to increase the legal reserve until it reaches 20% of capital stock issued and outstanding. Such reserve may not be distributed to stockholders during the life of the Company, except in the form of a stock dividend. The balance of the legal reserve at December 31, 2002 and 2001, was Ps. 1,489,040.

f) Dividends declared

Dividends paid from the CUFINRE account will be subject to payment of the 3% or 5% deferred income tax based on the year in which the income was generated (1999, 2000 or 2001). Taxable earnings must be controlled in a so-called "net tax profit account" (CUFIN), which may only be used once the balance of the "net reinvested tax profit account" (CUFINRE) has been exhausted. Any distribution of earnings in excess of the CUFIN account balance will be subject to taxation at the enacted income tax rate at the time dividends are paid.

g) Disincorporation of subsidiaries

In an extraordinary stockholders' meeting held on April 26, 2001, it was decided to revoke the resolutions adopted in the extraordinary stockholders' meetings held on August 25 and September 29, 1999, related to the disincorporation by means of a spin-off of the subsidiaries Seguros Inbursa, S.A. and Fianzas Guardiana Inbursa, S.A.; consequently, these subsidiaries will continue to form part of Grupo Financiero Inbursa, S.A. de C.V.

19. Earnings per Share and Comprehensive Income

• Earnings per share

Earnings per share of Ps. 0.8572 and Ps. 0.5141 were determined by dividing net income of the year by the weighted average number of the Group's shares issued and outstanding at December 31, 2002 and 2001, respectively.

• Comprehensive income

Comprehensive income consists of the net income for the year, plus the result from holding non-monetary assets, the excess or deficit from restatement of stockholders' equity and other items that are reflected directly in stockholders' equity (see Statement of Changes in Stockholders' equity). An analysis of comprehensive income is as follows:

	2002	2001
Net income	Ps. 2,627,736	Ps. 1,581,508
Plus (less):		
Result from holding non-monetary assets	154,928	(154,192)
Comprehensive income	Ps. 2,782,664	Ps. 1,427,316

20. Memoranda Accounts

An analysis of memoranda accounts at December 31, 2002 and 2001 is as follows:

a) Guarantees

At the end of 2002 and 2001, this caption includes guarantees for the import of capital goods of USD 4,285,529 and USD 10,276,580, equal to Ps. 44,738 and Ps. 99,490, respectively.

During 2002 and 2001, the Group did not recognize any losses due to the guarantor's failure to fulfill its obligations.

b) Other contingent liabilities

At December 31, 2002 and 2001, an analysis of the Group's contingent liabilities is as follows:

	2002	2001
Economic penalties appealed	Ps. 1,835	Ps. 1,937
Opening of lines of risk exposure due to participation in SPEUA (BANXICO's interbank exchange system)	8,990,294	9,221,876
	Ps. 8,992,129	Ps. 9,223,813

c) Property held in trust or under mandate

At December 31, 2002 and 2001, the balances of transactions where the Group acts as trustee or operates under mandate are as follows:

	2002	2001
Trusts		
Guarantee	Ps. 45,211	Ps. 47,734
Administrative	120,847,137	104,745,872
Investment	444,063	2,808,579
Transfer of title	150,316	158,699
	121,486,727	107,760,884
Mandates	806,119	98,232
Total	Ps. 122,292,846	Ps. 107,859,116

In the years ended December 31, 2002 and 2001, the Group obtained income of Ps. 18,955 and Ps. 17,347, respectively, from activities performed in its capacity as trustee.

Transactions in which the Group acts as trustee are recorded and controlled in memoranda accounts. In conformity with the Mexican income tax law, the Group, as trustee, is responsible for seeing that all tax obligations of the managed trusts which engage in business activities are fulfilled.

d) Property held for safekeeping or under management

An analysis of the balance of this account at December 31, 2002 and 2001 is as follows:

	2002	2001
Securities held for safekeeping	Ps. 597,580,481	Ps. 663,672,012
Securities held in guarantee	18,676,922	18,398,800
Notes subject to collection	63,973	17,234
Notes for merchandise to be delivered against acceptances	4,264	
Travelers checks held	7,420	3,214
	Ps. 616,333,060	Ps. 682,091,260

Securities held for safekeeping or under management are recorded at cost and marked-to-market.

e) Customers' securities received in guarantee

	2002	2001
Money market	Ps. 19,722	Ps. 27,580
Capital market	410,883	1,105,891
	Ps. 430,605	Ps. 1,133,471

f) Repurchase agreements

Security repurchase positions at December 31, 2002 and 2001 are described in Note 8.

21. Income Tax, Asset Tax and Employee Profit Sharing

The Financial Group's book income and taxable income are not the same due primarily to the effect of the annual inflation adjustment, the equity interest in the net income of unconsolidated subsidiaries (earnings recognized using the equity method do not constitute taxable income), the valuation of derivatives and the variance in the valuation of security repurchase transactions. The subsidiaries of the Financial Group prepare their income tax returns individually.

Consolidated current year income tax and employee profit sharing aggregated Ps. 348,259 in 2002 and Ps. 502,430 in 2001. The consolidated statements of income include a deferred tax benefit of Ps. (69,431) for 2002 and a deferred tax cost of Ps. 16,160 for 2001.

The 1.8% asset tax (which is a minimum income tax) is payable on the average restated value of most assets net of certain liabilities. Asset tax is payable only to the extent that it exceeds current year income tax.

Employee profit sharing is determined in accordance with the requirements of Mexican Income Tax Law.

22. Segment Information

Highlights of the results of operations of the Group's principal operating segments in 2002 are shown below. A different classification is used to show the amounts presented to the one used in the preparation of the financial statements since operating and accounting records are combined.

a) Credit transactions		
Revenues		
Interest on credits	Ps.	2,723,838
Bank interest		333,496
Exchange gains		438,657
Commissions		162,599
UDIs		66,134
Other		238,042
		3,962,766
Disbursements		
Reserves		929,153
Interest on deposits and borrowings		1,757,921
Monetary position result		705,273
Other		2,323
		3,394,670
Result of credit transactions	Ps.	568,096

Assets related to credit transactions at December 31, 2002 aggregated Ps. 39,450,309.

b) Money-market transactions		
Revenues		
Investments	Ps.	850,584
Exchange gains and derivatives		413,623
Interest and premiums on security repurchase agreements		1,803,194
		3,067,401
Disbursements		
Interest and premiums on security repurchase agreements		1,715,371
Valuation of bonds		154,291
Buying and selling of securities		82,245
Others		117,527
		2,069,434
Gain on money-market transactions	Ps.	997,967
c) Capital-market transactions		
Buying and selling of securities	Ps.	(44,795)
Valuation of shares		71,113
Realized gain		381,846
Commission earned		358,147
Capital-market results	Ps.	766,311
Total margin by segment	Ps.	2,332,374
d) Reconciliation:		
Total margin by segment	Ps.	2,332,374
Less:		
Capital-market result		766,311
Financial margin adjusted for credit risks based on the statement of income	Ps.	1,566,063

23. Extraordinary Items

a) Through March 31, 2002, Banco Inbursa and Inmobiliaria Inbursa computed deferred taxes on income from the disposal of short-term investments (shares listed on the stock exchange), in conformity with legislation in force at 2001 year-end. Such legislation specified the gains or losses derived from such disposals represented the difference between the market price of the investments and the original adjusted amount for tax purposes, which took into account among other factors, the tax cost restated for inflation. Such gains or losses were treated as a taxable or deductible item.

As of 2002, the computation described above was modified by the Income Tax Law in force for this year which establishes the tax cost to be the average value of the last 22 transactions conducted prior to January 1, 2002, based on the last transaction occurring on each day.

At the end of March 2002, Banco Inbursa and Inmobiliaria Inbursa carried out the computation of their deferred taxes, taking into consideration the above procedure, resulting in a significant effect on the Bank's consolidated income, as follows:

(Nominal values)

	Computation based on Income Tax Law in force through December 31, 2001	Computation based on Income Tax Law in force as of 2002	Effect
Market value at March 2002	Ps. 7,125,681	Ps. 7,125,681	
Tax cost	1,594,655	6,170,589	Ps. 4,575,934
Tax base	5,531,026	955,092	4,575,934
Deferred tax	Ps. 1,935,859	Ps. 334,282	1,601,577
Restatement increment			71,562
Subtotal			1,673,139
Inmobiliaria Inbursa			120,386
Restatement at December 2002			4,757
Total			Ps. 1,798,282

b) As a result of the changes in income tax legislation with respect to the gradual reduction in the statutory income tax rate, Banco Inbursa and Inmobiliaria Inbursa recognized in results the effect of a one-percentage point reduction in the tax rate applicable to the temporary differences giving rise to deferred taxes, which was in the amount of Ps. 9,107.

24. Commitments

In conformity with Article 28 of the Law Regulating Financial Groups, the Financial Group and its subsidiaries signed a liability agreement whereby the Group accepts responsibility jointly and severally and without limitation for the performance of the obligations of the financial entities and for the losses derived from the performance of their own activities, even for those obligations incurred prior to the incorporation of the related subsidiaries into the Group.

The Group shall similarly be liable for their monetary obligations due to third parties, bankruptcy declared by the regulatory authorities, and the deterioration of their financial position to the point that they are unable to meet legally specified capital requirements.

25. Subsequent Events

Tax reforms

At the end of 2002, the Mexican Congress passed several tax reforms which went into effect on January 1, 2003. The most relevant of these reforms which impact upon the Institution's tax obligations in 2003 are described below:

- Interest withholding rate.- The income tax withholding rate on interest payments made by financial institutions will be 0.5% annualized, and will apply to the principal amount on which interest is paid.

- Withholdings from interest payments.- Effective 2003, there will be a tax withholding on interest earned on any type of bond issued by the Mexican Federal Government and on debt instruments placed among the general investing public, denominated in Mexican pesos or in UDIS, for a term of more than three years, with exemptions as specified in the applicable legislation.

- Tax exemptions on interest payments.- In 2003, only the following interest will be tax exempt: interest paid by credit institutions, on checking accounts, on payroll deposits, pension benefits or retirement funds or savings deposits and returns obtained by individuals on Federal Government securities or those issued by financial agents, as well as returns on monetary regulation bonds issued by BANXICO, on highway indemnity notes issued by the Highway Loan Bailout Trust, and on Bank Savings Protection Bonds. This last exemption shall apply to instruments issued through 2002 and until such time as the interest rate on the related instrument may be revised or is revised.

BANCO INBURSA, S.A.
INSTITUCIÓN DE BANCA MÚLTIPLE
GRUPO FINANCIERO INBURSA

CONSOLIDATED BALANCE SHEETS

At December 31, 2002 and 2001

(Thousands of Mexican pesos with purchasing power at December 31, 2002)

	2002	2001
Assets		
Cash and cash equivalents	Ps. 6,270,716	Ps. 3,942,207
Investment in securities		
Instruments for trading	7,434,151	12,541,711
Available for sale	1,836	1,954
Held to maturity	90,864	118,153
	7,526,851	12,661,818
Securities and derivatives		
Debtors under repurchase agreements	13,873	12,366
Derivatives		124,090
	13,873	136,456
Performing loan portfolio		
Commercial loan portfolio	39,252,443	29,370,687
Loans to financial entities	3,022,730	835,019
Consumer loans	6,409	1,468
Home mortgage loans	154,321	736,466
Loans to government entities	140	72,315
Total performing loan portfolio	42,436,043	31,015,955
Past-due loan portfolio		
Commercial loan portfolio	726,943	309,416
Consumer loans		11
Home mortgage loans	7,848	3,479
Total past-due loan portfolio	734,791	312,906
Total loan portfolio	43,170,834	31,328,861
Preventive provision for credit risks	(3,845,788)	(2,929,645)
Net loan portfolio	39,325,046	28,399,216
Other accounts receivable (Net)	1,586,161	3,397,923
Foreclosed and repossessed property	19,657	24,309
Buildings, furniture and equipment (Net)	407,200	372,264
Long-term equity investments	3,243,226	3,226,923
Other assets, deferred charges and intangibles	187,966	229,163
Total assets	Ps. 58,580,696	Ps. 52,390,279

	2002	2001
Liabilities		
Deposits		
Demand deposits	Ps. 5,785,588	Ps. 697,435
Time deposits		
General public	156,400	471,776
Money market	21,239,602	18,317,445
	21,396,002	18,789,221
Bank bonds	1,809,761	1,910,842
	28,991,351	21,397,498
Interbank and other borrowings		
Short term	636,430	1,063,010
Long term	2,337,180	2,989,155
	2,973,610	4,052,165
Securities and derivatives		
Creditors under repurchase agreements	6,561	13,136
Derivatives	818,059	
	824,620	13,136
Other accounts payable		
Income tax payable	414,748	629,783
Sundry creditors and other accounts payable	1,656,771	2,290,837
	2,071,519	2,920,620
Deferred taxes (Net)	147,918	1,994,859
Deferred credits	118,736	14,211
Total liabilities	35,127,754	30,392,489
Stockholders' equity		
Contributed capital		
Capital stock	12,650,788	12,650,788
Capital earned		
Capital reserves	3,763,542	3,650,446
Retained earnings	13,428,103	13,236,322
Unrealized gain or loss on valuation of securities available for sale	(1)	2
Excess or deficit from restatement of stockholders' equity	(8,583,844)	(8,583,935)
Result from holding non-monetary assets derived from the valuation of long-term equity investments	9,624	(143,827)
Net income	2,157,469	1,151,831
Minority interest	27,261	36,163
Total stockholders' equity	23,452,942	21,997,790
Total liabilities and stockholders' equity	Ps. 58,580,696	Ps. 52,390,279

	2002	2001
Memoranda accounts		
Guarantees granted	Ps. 44,738	Ps. 99,489
Other contingent liabilities	8,992,129	9,223,813
Irrevocable lines of credit	2,132,411	1,345,187
Property held in trust or under mandate	122,292,846	107,859,116
Property held for safekeeping or under management	298,005,127	301,035,689
Investment banking transactions on behalf of others, net		773,868
Grading of loan portfolio	45,504,306	32,829,502
Derivatives	75,556,540	14,555,587
	Ps. 552,528,097	Ps. 467,722,251
Securities to be received under repurchase agreements	Ps. 21,029,128	Ps. 19,758,801
(Less) creditors under repurchase agreements	21,015,255	19,746,435
Net	Ps. 13,873	Ps. 12,366
Debtors under repurchase agreements	Ps. 10,310,733	Ps. 18,422,552
(Less) securities to be delivered under repurchase agreements	10,317,294	18,435,688
Net	Ps. (6,561)	Ps. (13,136)

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2002 and 2001

(Thousands of Mexican pesos with purchasing power at December 31, 2002)

	2002	2001
Interest income	Ps. 6,822,709	Ps.7,091,675
Interest expense	3,545,038	4,030,500
Monetary position result, net (financial margin)	(767,066)	(738,737)
Financial margin	2,510,605	2,322,438
Preventive provision for credit risks	929,153	634,058
Financial margin adjusted for credit risks	1,581,452	1,688,380
Commissions and fees collected	388,778	664,546
Intermediation income	(107,035)	552,134
	281,743	1,216,680
Total income from operating activities	1,863,195	2,905,060
Administrative and promotional expenses	988,248	966,769
Operating income	874,947	1,938,291
Other income	159,270	216,963
Other expenses	522,802	312,909
	(363,532)	(95,946)
Income before income tax and employee profit sharing	511,415	1,842,345
Current year income tax	242,384	501,832
Deferred income tax	(24,033)	26,667
	218,351	528,499
Income before equity interest in subsidiaries	293,064	1,313,846
Equity interest in net income (loss) of subsidiaries	67,769	(144,835)
Income from continuing operations	360,833	1,169,011
Discontinued operations, extraordinary items and changes in accounting policies, net	1,802,632	
Consolidated net income	2,163,465	1,169,011
Minority interest	(5,996)	(17,180)
Net income	Ps. 2,157,469	Ps.1,151,831

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

At December 31, 2002 and 2001

(Thousands of Mexican pesos with purchasing power at December 31, 2002)

	Contributed capital		
	Capital stock	Capital reserves	Retained earnings
Balance at December 31, 2000	Ps. 12,650,788	Ps. 3,543,046	Ps. 12,254,463
Resolutions adopted by stockholders			
Allocation of net income of 2000 to retained earnings and increase to capital reserves		107,400	981,000
Total		107,400	981,000
Recognition of comprehensive income			
Comprehensive income			
Net income			
Unrealized gain on valuation of securities available for sale			
Result from holding non-monetary assets derived from the valuation of long-term equity investments			
Adjustment to beginning balance due to restatement of adjusting entries in Banesi 2000			859
Minority interest			
Total			859
Balance at December 31, 2001	12,650,788	3,650,446	13,236,322
Allocation of net income of 2001 to retained earnings and increase to capital reserves		113,096	1,038,735
Dividends declared in accordance with stockholders' meetings held on January 28 and July 4, 2002			(846,954)
Total		113,096	191,781
Recognition of comprehensive income			
Comprehensive income			
Net income			
Unrealized gain or loss on valuation of securities available for sale			
Result from holding non-monetary assets derived from the valuation of long-term equity investments			
Excess or deficit from restatement of stockholders' equity			
Minority interest			
Total			
Balance at December 31, 2002	Ps. 12,650,788	Ps. 3,763,542	Ps. 13,428,103

Earned capital

Unrealized gain or loss on valuation of securities available for sale	Excess or deficit from restatement of stockholders' equity	Result from holding non-monetary assets	Net income	Minority interest	Total stockholders' equity
Ps. (2)	Ps. (8,583,935)	Ps. 4,725	Ps. 1,088,400	Ps. 47,255	Ps. 21,004,740
			(1,088,400)		
			(1,088,400)		
			1,151,831		1,151,831
4					4
		(148,552)			(148,552)
					859
				(11,092)	(11,092)
4		(148,552)	1,151,831	(11,092)	993,050
2	(8,583,935)	(143,827)	1,151,831	36,163	21,997,790
			(1,151,831)		
					(846,954)
			(1,151,831)		(846,954)
			2,157,469		2,157,469
(3)					(3)
		153,451			153,451
	91				91
				(8,902)	(8,902)
(3)	91	153,451	2,157,469	(8,902)	2,302,106
Ps. (1)	Ps. (8,583,844)	Ps. 9,624	Ps. 2,157,469	Ps. 27,261	Ps. 23,452,942

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

At December 31, 2002 and 2001

(Thousands of Mexican pesos with purchasing power at December 31, 2002)

	2002	2001
Operating activities		
Net income	Ps. 2,157,469	Ps. 1,151,831
Items not requiring the use of resources		
Depreciation and amortization	103,721	82,607
Mark-to-market valuation	208,308	(138,390)
Equity interest in net income (loss) of subsidiaries	(67,769)	144,835
Preventive provision for credit risks	929,153	634,058
Discontinued operations, extraordinary items and changes in accounting policies	(1,802,632)	
Taxes payable	242,384	
Deferred taxes	(24,033)	26,667
	1,746,601	1,901,608
Variances in		
Deposits	7,593,853	8,091,813
Loan portfolio	(11,854,983)	(441,606)
Treasury transactions	5,866,610	(2,708,993)
Bank loans	(1,078,557)	(4,334,631)
Other accounts receivable	1,811,762	(1,433,918)
Foreclosed and repossessed property	4,652	17,208
Other assets, deferred charges and intangibles	5,689	(160,315)
Sundry creditors and other accounts payable	(1,091,483)	(1,473,646)
Deferred credits	104,525	12,256
Deferred taxes	(20,276)	(77,698)
Resources provided by (used in) operating activities	3,088,393	(607,922)
Financing activities		
Capital reimbursement of subsidiaries		(28,093)
Payment of cash dividends	(861,727)	
Resources used in financing activities	(861,727)	(28,093)
Investing activities		
Long-term equity investment	204,993	(30,534)
Purchase or sale of fixed assets	(103,150)	(154,545)
Resources provided by (used in) investing activities	101,843	(185,079)
Net increase (decrease) in cash and cash equivalents	2,328,509	(821,094)
Cash and cash equivalents at beginning of year	3,942,207	4,763,301
Cash and cash equivalents at end of year	Ps. 6,270,716	Ps. 3,942,207

SEGUROS INBURSA, S.A., GRUPO FINANCIERO INBURSA

Statements of Financial Position

At December 31, 2002 and 2001

(In thousands of Mexican pesos with purchasing power at December 31, 2002)

	2002	2001
Assets		
Investments		
In securities:		
Mexican government	Ps. 11,428,622	Ps. 11,208,996
Private institutions:		
Fixed-yield	5,135,177	3,591,371
Variable-yield	1,639,821	1,478,073
Net unrealized gain on valuation	2,101,017	1,548,217
Interest debtors	319,028	244,844
	20,623,665	18,071,501
Loans:		
On policies	119,344	130,904
Secured	259,765	213,368
Unsecured	60,020	2,745
Interest debtors	2,400	1,819
	441,529	348,836
Real-estate investments:		
Real estate	59,956	61,135
Net unrealized gain on valuation of real estate	832,932	829,571
Depreciation	41,726	34,870
	851,162	855,836
Investment for labor obligations at Retirement	439,063	447,984
TOTAL INVESTMENTS	22,355,419	19,724,157
Current assets:		
Cash and banks	61,869	3,278
Debtors:		
For premiums	2,410,305	1,950,149
Agents and adjusters	5,739	2,514
Notes receivable	31,351	40,034
Employee loans	42,696	42,064
Other	52,454	46,146
Allowance for write-offs	15,702	14,165
	2,526,843	2,066,742
Reinsurers and rebonders		
Insurance and bonding companies	126,978	68,869
Retained deposits	489	467
Reinsurers' share in unsettled claims	766,008	310,562
Reinsurers' share in unearned Premiums	21,459	20,928
	914,934	400,826
TOTAL CURRENT ASSETS	25,859,065	22,195,003
Other assets:		
Furniture and equipment (net)	80,819	94,571
Foreclosed and repossessed property	391	413
Sundry	157,089	173,865
Unamortized expenses	315,779	315,778
Amortization	76,676	45,098
TOTAL OTHER ASSETS	477,402	539,529
TOTAL ASSETS	Ps. 26,336,467	Ps. 22,734,532

Liabilities and stockholders' equity	2002	2001
Technical reserves		
Unearned premiums:		
Life	Ps. 13,142,202	Ps. 11,275,185
Accident and health, property and casualty	1,756,504	1,731,132
Bonds in force	7,292	7,009
	14,905,998	13,013,326
Contractual obligations:		
Losses and maturities	1,211,488	862,011
Losses incurred not reported	1,277,111	831,376
Policy dividends	230,082	195,032
Managed insurance funds	497,521	505,411
Deposit premiums	18,604	25,309
	3,234,806	2,419,139
Prevision:		
Prevision	280,806	577,021
Catastrophic	2,208,372	2,052,182
Special	415,093	84,028
	2,904,271	2,713,231
TOTAL TECHNICAL RESERVES	21,045,075	18,145,696
Provision for labor obligations at retirement	433,955	445,874
Current liabilities:		
Creditors:		
Agents and adjusters	208,463	204,820
Funds in custody for losses	4,280	1,182
Sundry	47,845	44,153
	260,588	250,155
Reinsurers and rebonders		
Insurance and bonding companies	556,346	354,562
Retained deposits	621	735
	556,967	355,297
Other liabilities		
Provision for employee profit sharing	42,764	4,254
Provision for income tax	134,950	15,041
Other liabilities	405,182	330,056
Deferred credits	157,236	150,407
	740,132	499,758
TOTAL CURRENT LIABILITIES	1,557,687	1,105,210
TOTAL LIABILITIES	23,036,717	19,696,780
Stockholders' equity		
Capital stock	2,061,857	2,061,857
Paid-in capital	2,061,857	2,061,857
Reserves:		
Legal reserve	95,838	84,160
Other reserves	1,609,051	1,580,260
	1,704,889	1,664,420
Unrealized gain on valuation of investments		
	1,844	1,565
Subsidiaries	11,914	3,751
Retained earnings from prior years	2,833,490	2,765,340
Net income	266,436	116,782
Deficit from restatement of stockholders' Equity	(3,580,680)	(3,575,963)
TOTAL STOCKHOLDERS' EQUITY	3,299,750	3,037,752
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	Ps. 26,336,467	Ps. 22,734,532

Statements of Operations

At December 31, 2002 and 2001

(In thousands of Mexican pesos with purchasing power at December 31, 2002)

	2002	2001
Premiums written	Ps. 17,562,223	Ps. 10,099,068
Premiums ceded	1,291,953	542,878
Retained premiums	16,270,270	9,556,190
Net increase in reserve for unearned premiums and bonds in force	1,900,409	3,677,670
Retained earned premiums	14,369,861	5,878,520
Net acquisition cost	1,312,458	1,808,067
Net cost of losses, claims and other contractual obligations	13,148,713	4,325,524
Net increase in other technical reserves	128,845	508,516
	14,590,016	6,642,107
Gross loss	(220,155)	(763,587)
Net operating expenses	632,443	614,232
Comprehensive financing income	1,332,049	1,472,571
Equity interest in net (loss) income of subsidiaries	(28,542)	8,162
	671,064	866,501
Income before income tax and employee profit Sharing	450,909	102,914
Provisions		
Current year income tax	122,264	6,068
Deferred income tax	15,010	(18,523)
Current year employee profit sharing	42,506	3,879
Deferred employee profit sharing	4,693	(5,292)
	184,473	(13,868)
Net income	Ps. 266,436	Ps. 116,782

Balance Sheets

At December 31, 2002 and 2001
(Mexican Pesos with purchasing power at December 31, 2002)

	2002	2001
Assets		
Cash and cash equivalents	Ps. 7,777	Ps. 12,719
Investment on securities		
Negotiable Instruments	165,979,576	530,984,924
Accounts recievable (Net)	15,198,544	16,283,477
Long term investments	226,276,685	248,815,055
Deferred taxes	17,280,509	
Total Assets	Ps. 424,743,091	Ps. 796,096,175
Liabilities		
Borowings from banks and other organizations		
Short term		Ps. 335,988,400
Long term		106,522,840
		442,511,240
Other payable accounts		
Payable Income Tax	Ps. 17,371,511	20,126,338
Sundry Creditors and Other Payable Accounts	1,476,418	2,152,473
	18,847,929	22,278,811
Deferred taxes		25,718,946
Total Liabilities	18,847,929	490,508,997
Stockholders' Equity		
Contributed capital		
Capital Stock	19,633,454	19,633,454
Earned capital		
Capital Reserves	3,648,604	3,648,604
Retained Earnings	326,652,090	224,209,341
Excess (Deficit) from restatement of Stockholders' Equity	(44,346,970)	(44,346,970)
Net Income	100,307,984	102,442,749
Total Stockholders' Equity	405,895,162	305,587,178
Total Liabilities and Stockholders' Equity	Ps. 424,743,091	Ps. 796,096,175

Statements of Income

At December 31, 2002 and 2001

(Mexican Pesos with purchasing power at December 31, 2002)

	2002	2001
Commissions and fees		
Service Revenues	Ps. 168,278,293	Ps. 189,750,744
Gain on Buying and Selling of Securities	(17,767,337)	12,296,335
Interest expenses	(35,963,968)	(4,864,605)
Gain (Loss) on Market to Market Valuation	32,041,166	(31,787,595)
Monetary Position (Net)	(19,818,442)	(12,544,594)
Financial Intermediation Margin	(41,508,581)	(36,900,459)
Total Operating Revenues (Expenses)	126,769,712	152,850,285
Administrative Expenses		
Other Fees	824,420	920,757
Office Supplies	2,493	2,616
Filling Fees	239,105	233,078
Promotional Expenses		90,512
Inspection Fees	37,052	36,892
Insurance and Bonds	71,331	60,442
Other Taxes	11,827	11,954
Commissions	921	1,943
Administrative Services	8,253,487	3,879,960
	9,440,636	5,238,154
Operating Income	117,329,076	147,612,131
Other Earnings	9,442	74,744
Other Expenses	(40,063)	(254,429)
Net Income Before Income Tax	117,298,455	147,432,446
Current Income Tax	50,725,943	64,421,517
Deferred Income Tax	(43,452,509)	(10,917,953)
Net Income before Subsidiaries	110,025,021	93,928,882
Equity interest in Net income of Subsidiaries, Associated an Affiliated Companies	(9,717,037)	8,513,867
Continued operations results	100,307,984	102,442,749
Net Income	Ps. 100,307,984	Ps. 102,442,749

Balance Sheets

At December 31, 2002 and 2001

(Amounts in thousands of Mexican pesos with purchasing power at December 31, 2002)

	2002	2001
ASSETS		
Cash and cash equivalents	Ps. 590	Ps. 116
Investments in securities		
Trading	743,803	712,889
Securities and derivatives		
Debit balances under security repurchase agreements	42,145	93,207
Other accounts receivable (net)	5,325	6,005
Property, furniture and equipment	34,494	34,029
Long-term equity investments	38,331	39,224
Other assets		
Other assets, deferred charges and intangibles	66,924	39,348
Total assets	Ps. 931,612	Ps. 924,818

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
SECURITIES AND DERIVATIVES		
Creditors in repurchase transactions	Ps. 42,059	Ps. 93,196
Other accounts payable		
Income tax and employee profit sharing payable	103,510	99,476
Sundry creditors and other accounts payable	38,390	38,454
Subtotal	141,900	137,930
Deferred taxes (net)	9,535	15,078
Total liabilities	193,494	246,204
Captial stock		
Contributed capital		
Capital stock	478,807	422,048
Earned capital		
Capital reserves	49,969	47,923
Retained earnings	336,659	239,182
Deficit from restatement of stockholders' Equity	(215,627)	(215,627)
Result from holding non-monetary assets	29,203	28,806
Valuation of long-term equity investments		
Net income	59,107	156,282
Total stockholders' equity	738,118	678,614
Total liabilities and stockholders' equity	Ps. 931,612	Ps. 924,818

Statements of Income

For the period from January 1 through December 31 2002 y 2001
(Amounts in thousands of Mexican pesos with purchasing power at December 31, 2002)

	2002	2001
Commissions and fees	Ps. 303,844	Ps. 303,130
Trading income	132,476	124,919
Interest income	(3,048)	9,806
Interest expense	(43,617)	(7,772)
Result from valuation at fair market value	7,368	15,928
Net monetary position result (financial intermediation margin)	(36,925)	(25,209)
Financial intermediation margin	56,254	117,672
Total operating income	360,098	420,802
Administrative expenses	251,794	178,774
Operating income	108,304	242,028
Other income	746	6,324
Other expenses	35	1,284
Income before income tax and employee profit sharing	109,015	247,068
Current year income tax and employee profit sharing	53,513	93,512
Deferred income tax and deferred employee profit sharing	555	1,583
Subtotal	54,068	95,095
Income before equity interest in net income of subsidiaries and associated company	54,947	151,973
Equity interest in net income of subsidiaries and Associated company	4,160	4,309
Income from continuing operations	59,107	156,282
Discontinued operations, extraordinary items and changes in accounting policies	0	0
Net income	Ps. 59,107	Ps. 156,282

FIANZAS GUARDIANA INBURSA, S.A.
GRUPO FINANCIERO INBURSA

Balance Sheets

January 1 through December 31, 2002 and 2001
(Thousands of Mexican Pesos with purchasing power at December 31, 2002)

	2002	2001
Assets		
Investments		
Securities:		
Mexican government	Ps. 278,475	Ps. 240,411
Private companies:		
Fixed rate	13,646	93,935
Variable rate	189,460	138,415
Net unrealized gain on valuation	21,508	14,403
Interest debtors	24	4,297
	503,113	491,461
Loans:		
Collateralized	23,272	23,555
Uncesured	34,103	9,699
Interest debtors	184	75
	57,559	33,329
Real estate:		
Real estate	7,234	684
Net unrealized gain on valuation	28,787	26,152
Depreciation	1,728	1,413
	34,293	25,423
Investments for labor obligations at retirement	1,339	1,357
TOTAL INVESTMENTS	596,304	551,570
Current assets:		
Cash and banks	1,555	2,706
Debtors:		
Premiums debtors	36,453	47,965
Agents		
Bond debtors for claims paid		
Other	965	1,402
	37,418	49,367
Rebonding		
Rebonding companies	5,368	5,988
Retained premiums-rebonding accepted	103	686
Other	1,666	1,739
Rebonders' share of reserve for Current bonds	7,467	12,930
	14,604	21,343
TOTAL CURRENT ASSETS	53,577	73,416
Other assets:		
Forniture and equipment (net)	206	319
Foreclosed and repossessed assets	1,567	1,656
Sundry	27,980	24,091
TOTAL OTHER ASSETS	29,753	26,066
TOTAL ASSETS	Ps. 679,634	Ps. 651,052

Liabilities and stockholders' equity	2002	2001
Technical reserves:		
Bonds in force	Ps. 104,293	Ps. 125,921
Contingency	153,226	137,636
TOTAL TECHNICAL RESERVES	257,519	263,557
Provisions for labor obligations at retirement	433	451
Current liabilities:		
Creditors:		
Agents	165	109
Sundry	8,122	4,929
	8,287	5,038
Rebonders:		
Rebonding companies	9,613	7,724
Retained deposits	6,264	8,134
	15,877	15,858
Other liabilities:		
Tax provision	40,730	44,151
Other obligations	8,663	11,193
Deferred credits		2,414
	49,393	57,758
TOTAL CURRENT LIABILITIES	73,557	78,654
TOTAL LIABILITIES	331,509	342,662
Stockhonders' equity		
Capital stock	140,598	136,015
Unsuscribed capital	35,636	35,636
Paid-in capital	104,962	100,379
Legal reserve	55,393	49,549
Legal reserve	55,393	49,549
Surplus from equity statement	3,058	3,877
Retained earnings	266,216	218,207
Net income	38,083	58,437
Deficit from restatement of stockholders' equity	(119,587)	(122,059)
TOTAL STOCKHOLDERS' EQUITY	348,125	308,390
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	Ps. 679,634	Ps. 651,052

Statements of Income

At December 31, 2002 and 2001

(Thousands of Mexican Pesos with purchasing power at December 31, 2002)

	2002	2001
Premiums written	Ps. 266,023	Ps. 277,520
Premiums ceded	51,987	55,569
Retained premiums	214,036	221,951
Net increase in reserve for unearned premiums and current bonds	(11,743)	23,874
Retained earned premiums	225,779	198,077
Net acquisition cost	(18,107)	(20,391)
Claims	172,730	150,306
Net increase in other technical reserves	15,558	19,729
	170,181	149,644
Gross profit	55,598	48,433
Net operating expenses	(23,735)	(24,942)
Operating profit	79,333	73,375
Comprehensive financing income	(14,973)	24,802
Income before income tax	64,360	98,177
Provisions		
Current year income tax	29,589	37,865
Deferred income tax	(3,312)	1,875
	26,277	39,740
Net income	Ps. 38,083	Ps. 58,437

64

INBURSA
Grupo Financiero

For more information, please contact:

Grupo Financiero Inbursa

Paseo de las Palmas No. 736
Lomas de Chapultepec
11000 México, D.F.

Frank Aguado
Tel.: (52-55) 5625-4900, ext. 3351
Fax: ext. 2610
E-mail: faguado@inbursa.com.mx

Miguel Martínez
Tel.: (52-55) 5625-4900, ext. 3354
Fax: (52-55) ext. 2610
E-mail: maparra@inbursa.com.mx

www.inbursa.com

INBURSA
Grupo Financiero

www.inbursa.com